Filed Pursuant to Rule 424(b)5

Registration Statement #333-109310
Prospectus Supplement
(To prospectus dated October 17, 2003)

$500,000,000

National Rural Utilities
Cooperative Finance Corporation
CFC InterNotes®

      We may offer from time to time up to $500,000,000 of our CFC InterNotes®. The specific terms of notes will be set prior to the time of sale and described in a pricing supplement. You should read this prospectus supplement, the accompanying prospectus and the applicable pricing supplement carefully before you invest.

      We may offer notes to or through agents for resale. The amount we expect to receive if all of the notes are sold to or through the agents is from $499,000,000 to $484,250,000, after paying agent discounts and commissions of between $1,000,000 and $15,750,000. The applicable pricing supplement will specify the purchase price for any particular notes. We also may offer the notes directly. We have not set a date for termination of our offering.

      The agents have advised us that from time to time they may purchase and sell notes in the secondary market, but they are not obligated to make a market in any notes and may suspend or completely stop that activity without any notice at any time. Unless otherwise specified in the applicable pricing supplement, we will not list notes on any securities exchange or make them available for quotation on any quotation system.

      Investing in the notes involves certain risks, including those described in the “Risk Factors” section beginning on page S-7 of this prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus supplement or attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Lead Managers and Lead Agents

Banc of America Securities LLC	Incapital LLC

Agents

A.G. Edwards Charles Schwab & Co., Inc. Comerica Securities	Edward D. Jones & Co., L.P. J.J.B. Hilliard, W.L. Lyons, Inc.	Merrill Lynch & Co. Morgan Stanley UBS Financial Services Inc.

Prospectus Supplement dated November 9, 2004.

InterNotes® is a registered trademark of Incapital Holdings LLC

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

      You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and the pricing supplement. We have not, and the agents have not, authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the pricing supplement is accurate as of any date other than the date on the front cover of the document. We are not making an offer of these notes in any state where the offer is not permitted.

ABOUT THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS AND

THE PRICING SUPPLEMENTS

      Except as the context otherwise requires or as otherwise specified in this prospectus supplement or the accompanying prospectus, as used in this prospectus supplement and the accompanying prospectus, dated October 17, 2003, the terms the “Company,” “CFC,” “we,” “us” and “our” refer to National Rural Utilities Cooperative Finance Corporation only. References in this prospectus supplement to “U.S. dollars” or “U.S. $” or “$” are to the currency of the United States of America.

      We may use this prospectus supplement, together with the accompanying prospectus and an attached pricing supplement, to offer our CFC InterNotes, at various times.

      This prospectus supplement sets forth certain terms of the notes that we may offer. It supplements the description of the debt securities contained in the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

      Each time we issue notes, we will attach a pricing supplement to this prospectus supplement and the accompanying prospectus. The pricing supplement will contain the specific description of the notes being offered and the terms of the offering. The pricing supplement may also add, update or change information in this prospectus supplement or the accompanying prospectus. Any information in the pricing supplement, including any changes in the method of calculating interest on any note, that is inconsistent with this prospectus supplement or the accompanying prospectus will apply and will supersede that information in this prospectus supplement or the accompanying prospectus.

      When we refer to the prospectus, we mean the prospectus that accompanies this prospectus supplement. When we refer to a pricing supplement, we mean the pricing supplement we file with respect to a particular note.

      It is important for you to read and consider all the information contained in this prospectus supplement, the prospectus and the pricing supplement in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” herein and in “Where You Can Find More Information About National Rural Utilities Cooperative Finance Corporation” on page 2 of the prospectus.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus supplement and prospectus incorporate by reference the documents listed below that CFC previously filed with the Securities and Exchange Commission (“SEC”). They contain important information about CFC:

•	Annual Report on Form 10-K/A for the year ended May 31, 2004;

•	Current Reports on Form 8-K filed on June 14, 2004, June 25, 2004, July 22, 2004, August 25, 2004 and November 3, 2004; and

•	Quarterly Report on Form 10-Q filed on October 14, 2004.

      We incorporate by reference additional documents that we may file with the SEC between the date of this prospectus supplement and the termination of the offering of the notes. You may request a copy of these filings from us at the address provided in the prospectus.

      See “Where You Can Find More Information About National Rural Utilities Cooperative Finance Corporation” in the accompanying prospectus.

SUMMARY

      This section summarizes the legal and financial terms of the notes that are described in more detail under the captions “Description of Notes” herein and “Description of Debt Securities” in the Prospectus. Final terms of any particular notes will be determined at the time of sale and will be contained in the pricing supplement relating to those notes. The terms of the notes appearing in that pricing supplement may vary from, and if they do vary will supersede, the terms contained in this summary and in “Description of Notes” herein and “Description of Debt Securities” in the Prospectus. In addition, in deciding whether to invest in any particular notes you should read the more detailed information appearing elsewhere in this prospectus supplement, the prospectus and in the applicable pricing supplement.

Issuer	National Rural Utilities Cooperative Finance Corporation

Purchasing Agent	Incapital LLC

Joint Lead Managers and Lead Agents	Banc of America Securities LLC and Incapital LLC

Agents	A.G. Edwards, Charles Schwab & Co., Inc., Comerica Securities, Inc., Edward D. Jones & Co., L.P., J.J.B. Hilliard, W.L. Lyons, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and UBS Financial Services Inc.

Title of Notes	CFC InterNotes®

Amount	We may offer up to $500,000,000 of notes pursuant to this prospectus supplement and the prospectus. Additional notes may be issued in the future without the consent of or notice to note holders. The notes will not contain any limitations on our ability to issue additional InterNotes® or any other indebtedness.

Denominations	The notes will be issued and sold in denominations of $1,000 and multiples of $1,000 (unless otherwise stated in a pricing supplement).

Status	The notes will be our direct, unsecured, senior obligations and will rank equally with all of our other unsecured, senior indebtedness from time to time outstanding.

Maturities	Each note will mature more than nine months from its date of original issuance.

Interest	Other than with respect to zero coupon notes, each note will bear interest from its date of original issuance at a fixed or floating rate that may be determined by reference to one or more base interest rates or one or more indices, which in turn may be adjusted by a spread and/or a spread multiplier and which may be subject to a maximum interest rate and/or a minimum interest rate, in each case, as specified in the applicable pricing supplement. The base rates include:

• the CD rate,

• the commercial paper rate,

• the CMT rate,

• LIBOR,

• the prime rate,

• the treasury rate,

• the federal funds rate and

• any other domestic or foreign interest rate we may describe in the note and the applicable pricing supplement.

Any indexed notes may bear interest that is determined by reference to one or more commodities, securities, interest rates or any other financial, economic or other measures or instruments or indices or baskets of any of these items as may be described in the note and the applicable pricing supplement.

Interest on each note will be payable either monthly, quarterly, semi-annually or annually on each interest payment date and on the stated maturity date. Interest also will be paid on the date of redemption or repayment if a note is redeemed or repurchased prior to its stated maturity in accordance with its terms.

Principal	The principal amount of each note will be payable on its stated maturity date or upon earlier redemption or repayment at the corporate trust office of the paying agent or at any other place we may designate. We may also offer amortizing notes from time to time.

Redemption and Repayment	Unless otherwise stated in the applicable pricing supplement, a note will not be redeemable at our option or be repayable at the option of the holder prior to its stated maturity date. The notes will not be subject to any sinking fund.

Survivor’s Option	Specific notes may contain a provision permitting the optional repayment of those notes prior to stated maturity, if requested by the authorized representative of the beneficial owner of those notes, following the death of the beneficial owner of the notes, so long as the notes were owned by the beneficial owner or his or her estate at least six months prior to the request. This feature is referred to as a “Survivor’s Option.” Your notes will not be repaid in this manner unless the pricing supplement for your notes provides for the Survivor’s Option. The right to exercise the Survivor’s Option is subject to limits set by us on (1) the permitted dollar amount of total exercises by all holders of notes in any calendar year, and (2) the permitted dollar amount of an individual exercise by a holder of a note in any calendar year. Additional details on the Survivor’s

Option are described in the section entitled “Description of Notes — Survivor’s Option.”

Sale and Clearance	We will sell notes in the United States only. Notes will be issued only in book-entry form and will clear through The Depository Trust Company. We do not intend to issue notes in certificated form except in the limited circumstances described in this prospectus supplement.

Trustee	The trustee for the notes is U.S. Bank Trust National Association under an indenture, dated as of December 15, 1987, as amended by a supplemental indenture to designate U.S. Bank Trust National Association as trustee for the notes, dated as of October 1, 1990. The trustee also will act as paying agent, calculation agent and security registrar.

Selling Group	The agents and dealers comprising the selling group are broker-dealers and securities firms. The agents, including the Purchasing Agent, have entered into a selling agent agreement with us dated November 9, 2004. Dealers who are members of the selling group have executed a master selected dealer agreement with the Purchasing Agent. The agents and the dealers have agreed to market and sell the notes in accordance with the terms of those respective agreements and all other applicable laws and regulations. You may contact the Purchasing Agent at info@incapital.com for a list of selling group members.

RISK FACTORS

      You should carefully consider the following discussion of risks, and the other information, provided and incorporated by reference in this prospectus supplement and the accompanying prospectus. The notes will not be an appropriate investment for you if you are not knowledgeable about significant features of the notes. You should not purchase the notes unless you understand, and know that you can bear, these risks.

An investment in indexed notes entails significant risks not associated with a similar investment in fixed or conventional floating rate debt securities.

      An investment in notes that are indexed, as to interest, to commodities, securities, baskets of securities or securities indices, interest rates, financial, economic or other measures or other indices, either directly or inversely, entails significant risks that are not associated with similar investments in a fixed rate or conventional floating rate debt security.

      These risks include the possibility that an index or indices may be subject to significant changes and that the resulting interest rate will be less than that payable on a fixed or conventional floating rate debt security issued by us at the same time. These risks depend on a number of interrelated factors, including economic, financial and political events, over which we have no control.

      Additionally, if the formula used to determine the amount of interest payable with respect to such notes contains a multiplier or leverage factor, the effect of any change in the applicable index or indices will be magnified. In recent years, values of certain indices have been highly volatile, and such volatility may be expected to continue in the future. Fluctuations in the value of any particular index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

      The secondary market, if any, for indexed notes will be affected by a number of factors independent of our creditworthiness and the value of the applicable index or indices, including the complexity and volatility of the index or indices, the method of calculating the interest in respect of indexed notes, the time remaining to the maturity of such notes, the outstanding amount of such notes, any redemption features of such notes, the amount of other debt securities linked to such index or indices and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of indexed notes.

      In addition, certain notes may be designed for specific investment objectives or strategies and, therefore, may have a more limited secondary market and experience more price volatility than conventional debt securities. Investors may not be able to sell such notes readily or at prices that will enable them to realize their anticipated yield. You should not purchase such notes unless you understand and are able to bear the risks that such notes may not be readily saleable, that the value of such notes will fluctuate over time and that such fluctuations may be significant.

      Finally, our credit ratings may not reflect the potential impact of all risks related to structure and other factors on the market value of the notes. Accordingly, prospective investors should consult their own financial and legal advisors as to the risks an investment in the notes may entail and the suitability of the notes in light of their particular circumstances.

We may choose to redeem notes when prevailing interest rates are relatively low.

      If your notes will be redeemable at our option, we may choose to redeem your notes from time to time, especially when prevailing interest rates are lower than the rate borne by the notes. If prevailing rates are lower at the time of redemption, you would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed. Our redemption right also may adversely impact your ability to sell your notes as the optional redemption date or period approaches.

Any Survivor’s Option may be limited in amount.

      We will have a discretionary right to limit the aggregate principal amount of notes subject to any Survivor’s Option that may be exercised in any calendar year to an amount equal to the greater of $2,000,000 or 2% of the principal amount of all notes outstanding as of the end of the most recent calendar year. We also have the discretionary right to limit to $250,000 in any calendar year the aggregate principal amount of notes subject to the Survivor’s Option that may be exercised in such calendar year on behalf of any individual deceased beneficial owner of notes. Accordingly, no assurance can be given that exercise of the Survivor’s Option for a desired amount will be permitted in any single calendar year.

USE OF PROCEEDS

      Unless we describe a different use in a particular pricing supplement, we will use the net proceeds from the sale of the notes to repay short-term indebtedness, primarily commercial paper issued through dealers at varying rates incurred to make loan advances to our members, and for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

Non-GAAP Financial Measures

      We make certain adjustments to financial measures in assessing our financial performance that are not in accordance with generally accepted accounting principles (“GAAP”). The non-GAAP adjustments to the fixed charge coverage ratio calculation are adjustments to exclude the impact of the accounting for derivatives required by SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and foreign currency adjustments required by SFAS 52, Foreign Currency Translation, and to include minority interest in net margin. These adjustments reflect management’s perspective on our operations, and in several cases adjustments used to measure covenant compliance under our revolving credit agreements. Thus, we believe these are useful financial measures for investors. For a more complete explanation of these adjustments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” in our Annual Report on Form 10-K for the year ended May 31, 2004 incorporated by reference in this prospectus supplement. We refer to our non-GAAP financial measures as “adjusted” throughout this prospectus supplement. Reconciliations of these adjusted measures to GAAP financial measures follow.

Adjustments to Fixed Charge Coverage Calculation

      The following chart provides a reconciliation between cost of funds and net margin and the adjusted financial measures as follows:

	Three Months Ended
	August 31,		Year Ended May 31,

	2004	2003	2004	2003	2002

	(Dollar amounts in thousands)
Cost of funds	$(228,378)	$(225,375)	$(914,228)	$(930,847)	$(885,838)
Adjusted to include: Derivative cash settlements	20,298	28,216	110,087	122,825	34,191

Adjusted cost of funds	$(208,080)	$(197,159)	$(804,141)	$(808,022)	$(851,647)

Net margin (loss) prior to cumulative effect of change in accounting principle	$90,190	$(241,912)	$(200,390)	$651,970	$78,873
Adjusted to include: Minority interest net margin	353	612	1,989	—	—
Adjusted to exclude: Derivative forward value	(54,744)	361,311	229,132	(757,212)	(41,878)
Foreign currency adjustments	(5,140)	(85,255)	65,310	243,220	61,030

Adjusted net margin	$30,659	$34,756	$96,041	$137,978	$98,025

Fixed charge coverage ratio using GAAP financial measures is calculated as follows:

Cost of funds + net margin prior to cumulative
Fixed charge coverage ratio =	effect of change in accounting principle Cost of funds

Adjusted fixed charge coverage ratio is calculated as follows:

Adjusted fixed charge coverage ratio =	Adjusted cost of funds + adjusted net margin Adjusted cost of funds

The following chart provides the calculations for the fixed charge coverage ratio and adjusted fixed charge coverage ratio as follows:

	Three Months
	Ended
	August 31,		Year Ended May 31,

	2004	2003	2004	2003	2002

Fixed charge coverage ratio(1)	1.39	—	—	1.70	1.09

Adjusted fixed charge coverage ratio	1.15	1.18	1.12	1.17	1.12

(1)	For the three months ended August 31, 2003 and the year ended May 31, 2004, earnings were insufficient to cover fixed charges by $242 million and $200 million, respectively.

DESCRIPTION OF NOTES

      The following description of the particular terms of the notes being offered supplements and, to the extent inconsistent with or to the extent otherwise specified in an applicable pricing supplement, replaces the description of the general terms and provisions of the debt securities set forth under the headings “Description of Debt Securities” in the prospectus. Unless otherwise specified in an applicable pricing supplement, the notes will have the terms described below. Capitalized terms used but not defined below have the meanings given to them in the prospectus and in the indenture relating to the notes.

      The notes being offered by this prospectus supplement, the prospectus and the applicable pricing supplement will be issued under an indenture, dated as of December 15, 1987, as supplemented by a first supplemental indenture dated as of October 1, 1990 between us and U.S. Bank Trust National Association, as successor trustee. We have initially designated U.S. Bank Trust National Association as our paying agent and security registrar for the notes. The indenture is more fully described in the prospectus. The indenture does not limit the aggregate amount of debt securities that may be issued under it and provides that the debt securities may be issued under it from time to time in one or more series. The following statements are summaries of the material provisions of the indenture and the notes. These summaries do not purport to be complete and are qualified in their entirety by reference to the indenture, including for the definitions of certain terms. The notes constitute a single series of debt securities for purposes of the indenture and are limited to an aggregate principal amount of up to $500,000,000. We may increase the foregoing limit, however, without the consent of any holders of the notes, by appropriate corporate action if in the future we wish to sell additional notes.

      Notes issued in accordance with this prospectus supplement, the prospectus and the applicable pricing supplement will have the following general characteristics:

•	the notes will be our direct, unsecured, senior obligations and will rank equally with all of our other unsecured, senior indebtedness from time to time outstanding;

•	the notes may be offered from time to time by us through the Purchasing Agent and each note will mature on a day that is more than nine months from its date of original issuance;

•	each note will bear interest from its date of original issuance at a fixed or floating rate, except zero coupon;

•	the notes will not be subject to any sinking fund; and

•	the minimum denomination of the notes will be $1,000 (unless otherwise stated in the applicable pricing supplement).

      In addition, the pricing supplement relating to each offering of notes will describe specific terms of the notes, including:

•	whether the notes are fixed rate notes, floating rate notes or indexed notes;

•	whether the notes are amortizing notes;

•	whether the notes are original issue discount notes and if so, the yield to maturity;

•	the price, which may be expressed as a percentage of the aggregate initial public offering price of the notes, at which the notes will be issued to the public;

•	the date on which the notes will be issued to the public;

•	the stated maturity date of the notes;

•	if the notes are fixed rate notes, the rate per year at which the notes will bear interest;

•	if the notes are floating rate notes, the interest rate basis, the initial interest rate, the interest determination date, the interest reset dates, the interest payment dates, the index maturity, the maximum interest rate and the minimum interest rate, if any, and the spread and/or spread multiplier, if any, and any other terms relating to the particular method of calculating the interest rate for the notes; see “— Floating Rate Notes” for an explanation of the terms relating to floating rate notes;

•	if the notes are indexed notes, the amount of interest, if any, we will pay the holder on an interest payment date or the formula used to calculate these amounts, if any;

•	the interest payment frequency;

•	the purchase price, Purchasing Agent’s discount and net proceeds to us;

•	whether the authorized representative of the holder of a beneficial interest in the notes will have the right to seek repayment upon the death of the holder as described under “— Survivor’s Option;”

•	if the notes may be redeemed at our option or repaid at the option of the holder prior to its stated maturity date, the provisions relating to any such redemption or repayment;

•	any special U.S. federal income tax consequences of the purchase, ownership and disposition of the notes; and

•	any other significant terms of the notes not inconsistent with the provisions of the indenture.

      We may at any time and from time to time purchase notes at any price or prices in the open market or otherwise. Notes so purchased by us may, at our discretion, be held, resold or surrendered to the trustee for cancellation.

Payment of Principal and Interest

      Payments of principal of and interest on beneficial interests in the notes will be made in accordance with the arrangements then in place between the paying agent and The Depository Trust Company (“DTC”) and its participants as described under “Registration and Settlement — The Depository Trust Company.” Payments in respect of any notes in certificated form will be made as described under “Registration and Settlement — Registration, Transfer and Payment of Certificated Notes.”

      Interest on each note will be payable either monthly, quarterly, semi-annually or annually on each interest payment date and at the note’s stated maturity or on the date of redemption or repayment if a note is redeemed or repaid prior to maturity. Interest is payable to the person in whose name a note is registered at the close of business on the regular record date before each interest payment date. Interest due at a note’s stated maturity or on a date of redemption or repayment will be payable to the person to whom principal is payable.

      We will pay any administrative costs imposed by banks in connection with making payments in immediately available funds, but any tax, assessment or governmental charge imposed upon any payments on a note, including, without limitation, any withholding tax, is the responsibility of the holders of beneficial interests in the note in respect of which such payments are made.

Interest and Interest Rates

      The notes may bear interest at:

•	a fixed rate; or

•	a floating rate, which may be based on one of the following rates; see “— Floating Rate Notes” for further description of each of these floating rates:

•	the CD rate,

•	the commercial paper rate,

•	the CMT rate,

•	LIBOR,

•	the prime rate,

•	the treasury rate,

•	the federal funds rate or

•	any other domestic or foreign interest rate as we may describe in the note and applicable pricing supplement.

      Each note will accrue interest from its date of original issuance until its stated maturity or earlier redemption or repayment. The applicable pricing supplement will specify a fixed interest rate or a floating rate index or formula. Interest payments on each note will include the amount of interest accrued from and including the last interest payment date to which interest has been paid, or from and including the date of original issuance if no interest has been paid with respect to the note, to, but excluding, the applicable interest payment date, stated maturity date or date of earlier redemption or repayment, as the case may be.

      The interest rate on the notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. Under present New York law, the maximum rate of interest which may be charged to a corporation is 25% per year simple interest. This limit does not apply to notes in a principal amount of U.S. $2,500,000 or more.

      Interest on a note will be payable beginning on the first interest payment date after its date of original issuance to holders of record on the corresponding regular record date.

Payment of Interest

      Unless otherwise specified in the applicable pricing supplement, interest on the notes will be paid as follows:

Interest Payment Frequency	Interest Payment Dates
Monthly	Fifteenth day of each calendar month, beginning in the first calendar month following the month the note was issued.
Quarterly	Fifteenth day of every third month, beginning in the third calendar month following the month the note was issued.
Semi-annually	Fifteenth day of every sixth month, beginning in the sixth calendar month following the month the note was issued.
Annually	Fifteenth day of every twelfth month, beginning in the twelfth calendar month following the month the note was issued.

      Unless otherwise specified in the applicable pricing supplement, the regular record date for any interest payment date will be the first day of the calendar month in which the interest payment date occurs, except that the regular record date for interest due on the note’s stated maturity date or date of earlier redemption or repayment will be that particular date. If any interest payment date other than the maturity date for any floating rate note falls on a day that is not a business day, such interest payment date will be postponed to the following business day, except that, in the case of a LIBOR note or a floating rate note for which LIBOR is an applicable base rate, if that business day falls in the next succeeding calendar month, the interest payment date will be the immediately preceding business day. If the maturity date of any floating rate note falls on a day that is not a business day, the related payment of principal, premium, if any, and interest will be made on the next business day as if it were made on the date that payment was due, and no interest will accrue for the period from that maturity date to the date of payment.

      As used herein, “business day” means any day that is (a) neither a Saturday or Sunday, nor a legal holiday nor a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close and, (b) with respect to any floating rate note for which LIBOR is an applicable Base Rate, a London Business Day. “London Business Day” means a day on which commercial banks are open for business, including for dealings in U.S. dollars, in London.

Fixed Rate Notes

      Each fixed rate note will bear interest from its date of original issuance at the annual fixed interest rate stated in the applicable pricing supplement.

      Unless the applicable pricing supplement specifies otherwise, interest on fixed rate notes will be computed on the basis of a 360-day year of twelve 30-day months.

      If the stated maturity date, date of earlier redemption or repayment or interest payment date for any fixed rate note is not a business day, principal and interest for that note will be paid on the next business day, and no interest will accrue on the amount payable from, and after, the stated maturity date, date of earlier redemption or repayment or interest payment date.

Floating Rate Notes

      Interest on floating rate notes will be determined by reference to one or more base rates, which will include:

•	the CD rate,

•	the commercial paper rate,

•	the CMT rate,

•	LIBOR,

•	the prime rate,

•	the treasury rate,

•	the federal funds rate or

•	any other domestic or foreign interest rate as we may describe in the note and applicable pricing supplement.

The related base rate will be based upon the index maturity, as defined below under “— General Features,” if applicable, and adjusted by a spread and/or spread multiplier, if any, as specified in the applicable pricing supplement. In addition, a floating rate note may bear interest that is calculated by reference to two or more base rates determined in the same manner as the base rates are determined for the types of floating rate notes described above. Each floating rate note will specify the base rate or rates applicable to it.

General Features

      Base Rates, Spreads and Spread Multipliers. The interest rate on each floating rate note will be calculated by reference to one or more specified base rates, in either case plus or minus any applicable spread, and/or multiplied by any applicable spread multiplier. The “index maturity” is the period to maturity of the instrument or obligation from which the base rate or rates are calculated, if applicable, as specified in the applicable pricing supplement. The “spread” is the number of basis points to be added to or subtracted from the base rate or rates applicable to a floating rate note, and the “spread multiplier” is the percentage of the base rate or rates applicable to a floating rate note by which the base rate or rates are multiplied to determine the applicable interest rates on the floating rate note, as specified in the applicable pricing supplement.

      Reset of Rates. The interest rate on each floating rate note will be reset daily, weekly, monthly, quarterly, semiannually, annually or otherwise. Each such “interest reset period” will be specified in the applicable pricing supplement. Unless otherwise specified in the applicable pricing supplement, the dates on which such an interest rate will be reset will be, in the case of floating rate notes which reset

•	daily, each business day;

•	weekly, the Wednesday of each week, except weekly reset treasury rate notes, which will be reset on the Tuesday of each week;

•	monthly, the third Wednesday of each month;

•	quarterly, the third Wednesday of March, June, September and December of each year;

•	semi-annually, the third Wednesday of the two months of each year as specified in the applicable pricing supplement; and

•	annually, the third Wednesday of the month of each year as specified in the applicable pricing supplement.

If any interest reset date for any floating rate note is not a business day, it will be postponed to the next succeeding business day, except that, in the case of a LIBOR note, or a floating rate note for which LIBOR is an applicable base rate, if that business day is in the next succeeding calendar month, that interest reset date will be the immediately preceding business day.

      Maximum and Minimum Rates. A floating rate note may also have either or both of the following:

•	a maximum limit, or ceiling, called the “maximum interest rate,” on the yearly interest rate in effect with respect to that floating rate note from time to time and

•	a minimum limit, or floor, called the “minimum interest rate,” on the yearly interest rate in effect with respect to that floating rate note from time to time.

In addition to any maximum interest rate which may apply to any floating rate note, the interest rate on floating rate notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by federal law of general application.

      Determination of Reset Interest Rates. The interest rate applicable to each interest reset period commencing on the respective interest reset date will be the rate determined as of the applicable interest determination date defined below on or prior to the calculation date, as defined below under “— Calculation Agent.”

      Unless otherwise specified in the applicable pricing supplement, the “interest determination date” with respect to an interest reset date for

•	CD rate notes, commercial paper rate notes, CMT rate notes, prime rate notes and federal funds rate notes will be the second business day before the interest reset date,

•	LIBOR notes will be the second London Business Day before the interest reset date and

•	treasury rate notes will be the day of the week in which that interest reset date falls on which treasury bills (as defined below under “— Treasury Rate”) are normally auctioned; treasury bills are normally sold at auction on the Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, but is sometimes held on the preceding Friday.

      If as a result of a legal holiday a treasury bill auction is held on the Friday of the week preceding an interest reset date, the related interest determination date will be the preceding Friday. The interest determination date pertaining to a floating rate note the interest rate of which is determined with reference to two or more base rates will be the first business day which is at least two business days prior to the interest reset date for that floating rate note on which each base rate is determined. Each base rate will be determined on that date and the applicable interest rate will take effect on the related interest reset date.

      The interest rate in effect with respect to a floating rate note on each day that is not an interest reset date will be the interest rate determined as of the interest determination date for the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date for that interest reset date, subject in each case to any applicable law and maximum or minimum interest rate limitations. However, the interest rate in effect with respect to a floating rate note for the period from its original issue date to the first interest reset date, to which we refer as the “initial interest rate,” will be determined as specified in the applicable pricing supplement.

      Accrued Interest. With respect to a floating rate note, accrued interest for any interest period will be calculated by multiplying the principal amount of such floating rate note by an accrued interest factor. That accrued interest factor will be computed by adding the interest factor calculated for each day in the applicable interest period. The interest factor for each day will be computed by dividing the interest rate applicable to that day by 360, or, in the case of CMT rate notes, treasury rate notes or a floating rate note for which the CMT rate or the treasury rate is an applicable base rate, by the actual number of days in the year.

      Calculation Agent. Unless otherwise specified in the applicable pricing supplement, the trustee will be the calculation agent and will calculate the interest rate applicable to a floating rate note on or before any calculation date. Upon the request of the holder of any floating rate note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate as determined for the then most recent interest reset date with respect to that floating rate note. Unless otherwise specified in the applicable pricing supplement, the “calculation date” pertaining to any interest determination date will be the earlier of

•	the tenth calendar day after that interest determination date or, if that day is not a business day, the next succeeding business day, or

•	the business day immediately preceding the applicable interest payment date or maturity date, as the case may be.

      All percentages resulting from any calculation on floating rate notes will be rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545%, or 0.09876545, will be rounded upward to 9.87655%, or 0.0987655, and all dollar amounts used in or resulting from that calculation on floating rate notes will be rounded to the nearest cent, with one-half cent being rounded upward.

      As mentioned above, the initial interest rate in effect with respect to a floating rate note from and including the original issue date to but excluding the first interest reset date will be specified in the applicable note and related pricing supplement. The interest rate for each subsequent interest reset date will be determined by the calculation agent as set forth below, plus or minus any spread and/or multiplied by any spread multiplier, and subject to any maximum interest rate and/or minimum interest rate, as specified in the applicable note and related pricing supplement.

CD Rate

      Unless otherwise specified in the applicable pricing supplement, CD rate means, with respect to any interest determination date relating to a CD rate note or any floating rate note for which the CD rate is an applicable base rate, which date we refer to as a “CD rate interest determination date,” the rate on that date for negotiable U.S. dollar certificates of deposit having the index maturity specified in the applicable pricing supplement as published in H.15(519), as defined below, under the heading “CDs (Secondary Market).” If the CD rate cannot be determined in this manner, the following procedures will apply.

•	If the rate described above is not published by 3:00 p.m., New York City time, on the relevant calculation date, then the CD rate will be the rate on that CD rate interest determination date for negotiable U.S. dollar certificates of deposit having the specified index maturity as published in H.15 Daily Update, as defined below, or other recognized electronic sources used for the purpose of displaying the applicable rate, under the caption “CDs (Secondary Market).”

•	If by 3:00 p.m., New York City time, on the applicable calculation date, that rate is not published in either H.15(519), H.15 Daily Update or another recognized electronic source, the CD rate for that CD rate interest determination date will be calculated by the calculation agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 a.m., New York City time, on that CD rate interest determination date, of three leading non-bank dealers in negotiable U.S. dollar certificates of deposit in The City of New York, which may include one or more of the agents or their affiliates, selected by the calculation agent, after consultation with us, for negotiable U.S. dollar certificates of deposit of major U.S. money market banks for negotiable certificates of deposit with a remaining maturity closest to the index maturity specified in the applicable pricing supplement in an amount that is representative for a single transaction in that market at that time.

•	If the dealers selected as described above by the calculation agent are not quoting rates as set forth above, the CD rate for that CD interest rate determination date will be the CD rate in effect for the immediately preceding interest reset period, or if there was no interest reset period, then the rate of interest payable will be the initial interest rate.

      “H.15(519)” means the weekly statistical release designated “Statistical Release H.15(519), Selected Interest Rates,” or any successor publication, published by the Board of Governors of the Federal Reserve System.

      “H.15 Daily Update” means the daily update of H.15(519), available through the world-wide-web site of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/update, or any successor site or publication. All references to this website are inserted as inactive textual references to the “uniform resource locator,” or “URL,” and are for your informational reference only. Information on that website is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

Commercial Paper Rate

      Unless otherwise specified in the applicable pricing supplement, “commercial paper rate” means, for any interest determination date relating to a commercial paper rate note or any floating rate note for which the commercial paper rate is an applicable base rate, to which we refer as a “commercial paper rate interest determination date,” the money market yield on that date of the rate for commercial paper having the index maturity specified in the applicable pricing supplement as published in H.15(519) under the caption “Commercial Paper — Nonfinancial.” If the commercial paper rate cannot be determined as described above, the following procedures will apply.

•	If the rate described above is not published by 3:00 p.m., New York City time, on the relevant calculation date, then the commercial paper rate will be the money market yield of the rate on that commercial paper rate interest determination date for commercial paper of the specified index maturity as published in H.15 Daily Update, or in another recognized electronic source used for the purpose of displaying the applicable rate, under the caption “Commercial Paper — Nonfinancial.”

•	If by 3:00 p.m., New York City time, on the calculation date, the rate described is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source, the commercial paper rate for the applicable commercial paper rate interest determination date will be calculated by the calculation agent and will be the money market yield of the arithmetic mean of the offered rates (quoted on a bank discount basis), as of 11:00 a.m., New York City time, on that commercial paper rate interest determination date of three leading dealers of United States dollar commercial paper in The City of New York, which may include one or more of the agents or their affiliates, selected by the calculation agent, after consultation with us, for commercial paper of the index maturity specified in the applicable pricing supplement placed for a non- financial issuer whose bond rating is “Aa,” or the equivalent, from a nationally recognized statistical rating agency.

•	If the dealers selected as described above by the calculation agent are not quoting as set forth above, the commercial paper rate with respect to that commercial paper rate interest determination date will be the commercial paper rate in effect for the immediately preceding interest reset period, or if there was no interest reset period, the rate of interest payable will be the initial interest rate.

      “Money market yield” means the yield, expressed as a percentage, calculated in accordance with the following formula:

Money market yield =	360 × D 360 - (D x M)	× 100

where “D” is the annual rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and “M” is the actual number of days in the applicable interest period.

CMT Rate

      Unless otherwise specified in the applicable pricing supplement, “CMT rate” means for any interest determination date relating to a CMT rate note or any floating rate note for which the CMT rate is an applicable base rate, to which we refer as a “CMT rate interest determination date,” the following rate displayed on the designated CMT Telerate page, as defined below, under the caption “...Treasury Constant Maturities...Federal Reserve Board Release H.15...Mondays approximately 3:45 PM.,” under the column for the designated CMT maturity index:

•	if the designated CMT Telerate page is 7051, the rate for the relevant interest determination date; or

•	if the designated CMT Telerate page is 7052, the weekly or monthly average, as specified in the applicable pricing supplement, for the week or the month, as applicable, ended immediately preceding the week or month, as applicable, in which the related CMT rate interest determination date falls.

      If the CMT rate cannot be determined in this manner, the following procedures will apply.

•	If the applicable rate described above is no longer displayed on the relevant page, or if not displayed by 3:00 p.m., New York City time, on the related calculation date, then the CMT rate for that CMT rate interest determination date will be the treasury constant maturity rate for the designated CMT maturity index as published in H.15(519).

•	If the rate described in the prior paragraph is no longer published, or if not published by 3:00 p.m., New York City time, on the related calculation date, then the CMT rate for that CMT rate interest determination date will be the treasury constant maturity rate for the designated CMT maturity index, or other treasury rate for the designated CMT maturity index, for the CMT rate interest determination date with respect to that interest reset date that:

•	is published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury; and

•	determined by the calculation agent to be comparable to the rate formerly displayed on the designated CMT Telerate page and published in H.15(519).

•	If the rate described in the prior paragraph is not provided by 3:00 p.m., New York City time, on the related calculation date, then the CMT rate for the CMT rate interest determination date will be calculated by the calculation agent and will be a yield to maturity, based on the arithmetic mean of the secondary market bid rates as of approximately 3:30 p.m., New York City time, on the CMT rate interest determination date reported, according to their written records, by three leading primary United States government securities dealers in The City of New York, which may include one or more of the agents or their affiliates to which we refer as “reference dealers,” selected by the calculation agent (from five such reference dealers selected by the calculation agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for the most recently issued direct noncallable fixed rate obligations of the United States, to which we refer as “treasury notes,” with an original maturity of approximately the designated CMT maturity index and a remaining term to maturity of not less than such designated CMT maturity index minus one year.

•	If the calculation agent is unable to obtain three treasury note quotations as described above, the CMT rate for that CMT rate interest determination date will be calculated by the calculation agent and will be a yield to maturity based on the arithmetic mean of the secondary market bid rates as of approximately 3:30 p.m., New York City time, on the CMT rate interest determination date of three reference dealers in The City of New York (from five such reference dealers selected by the calculation agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for treasury notes with an original maturity of the number of years that is the next highest to the designated CMT maturity index and a remaining term to maturity closest to the designated CMT maturity index and in an amount of at least $100 million.

•	If three or four, and not five, of such reference dealers are quoting as set forth above, then the CMT rate will be based on the arithmetic mean of the bid rates obtained and neither the highest nor lowest of such quotes will be eliminated. However, if fewer than three reference dealers selected by the calculation agent are quoting as set forth above, the CMT rate with respect to that CMT rate interest determination date will be the CMT rate for the immediately preceding interest reset period, or if there was no interest reset period, the rate of interest payable will be the initial interest rate. If two treasury notes with an original maturity as described in the second preceding sentence have remaining terms to maturity equally close to the designated CMT maturity index, then the quotes for the treasury note with the shorter remaining term to maturity will be used.

      “Designated CMT maturity index” means the original period to maturity of the U.S. treasury securities (1, 2, 3, 5, 7, 10, 20 or 30 years) specified in the applicable pricing supplement with respect to which the CMT rate will be calculated.

      “Designated CMT Telerate page” means the display on MoneyLine Telerate, Inc., or any successor service, on the page specified in the applicable pricing supplement, or any successor page on that service, for the purpose of displaying treasury constant maturities as reported in H.15(519), or, if no such page is specified in the applicable pricing supplement, MoneyLine Telerate page 7052.

LIBOR

      Unless otherwise specified in the applicable pricing supplement, “LIBOR” means the rate determined by the calculation agent in accordance with the following provisions:

•	For an interest determination date relating to a LIBOR note or any floating rate note for which LIBOR is an applicable base rate, to which we refer as a “LIBOR interest determination date,” LIBOR will be either:

•	if “LIBOR Reuters” is specified in the applicable pricing supplement, the arithmetic mean of the offered rates in U.S. dollars, unless the Designated LIBOR page, as defined below, by its terms provides only for a single rate, in which case that single rate shall be used for deposits in U.S. dollars having the index maturity specified in the applicable pricing supplement, commencing on the applicable interest reset date, that appear, or, if only a single rate is required as aforesaid, appears, on the designated LIBOR page as of 11:00 a.m., London time, on that LIBOR interest determination date,

      or

•	if “LIBOR Telerate” is specified in the applicable pricing supplement or if neither “LIBOR Reuters” nor “LIBOR Telerate” is specified in the applicable pricing supplement as the method for calculating LIBOR, the rate for deposits in U.S. dollars having the index maturity specified in the applicable pricing supplement commencing on that interest reset date, that appears on the Designated LIBOR page as of 11:00 a.m., London time, on that LIBOR interest determination date. If fewer than two offered rates appear, or no rate appears, as applicable, LIBOR in respect of that LIBOR interest determination date will be determined as if the parties had specified the rate described below.

•	For a LIBOR interest determination date on which fewer than two offered rates appear, or no rate appears, as the case may be, on the designated LIBOR page as specified above, the calculation agent will request the principal London offices of each of four major reference banks, which may include one or more of the agents or their affiliates, in the London interbank market, as selected by the calculation agent, after consultation with us, to provide its offered quotation for deposits in U.S. dollars for the period of the index maturity specified in the applicable pricing supplement, commencing on the applicable interest reset date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that LIBOR interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time.

•	If the reference banks provide at least two such quotations, then LIBOR for that LIBOR interest determination date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, then LIBOR for that LIBOR interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York on that LIBOR interest determination date b y three major banks, which may include one or more of the agents or their affiliates, in The City of New York, after consultation with us, for loans in U.S. dollars to leading European banks, having the index maturity specified in the applicable pricing supplement and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time.

•	If the banks selected by the calculation agent are not quoting as set forth above, LIBOR with respect to that LIBOR interest determination date will be LIBOR for the immediately preceding interest reset period, or if there was no interest reset period, the rate of interest payable will be the initial interest rate.

      “Designated LIBOR page” means

•	if “LIBOR Reuters” is specified in the applicable pricing supplement, the display on the Reuters Monitor Money Rates Service, or any successor service, on the page specified in the applicable pricing supplement, or any successor page on that service, for the purpose of displaying the London interbank rates of major banks for U.S. dollars, or

•	if “LIBOR Telerate” is specified in the applicable pricing supplement or if neither “LIBOR Reuters” nor “LIBOR Telerate” is specified in the applicable pricing supplement as the method for calculating LIBOR, the display on MoneyLine Telerate, Inc., or any successor service, for the purpose of displaying the London interbank rates of major banks for U.S. dollars.

Prime Rate

      Unless otherwise specified in the applicable pricing supplement, “prime rate” means, with respect to any interest determination date relating to a prime rate note or any floating rate note for which the prime rate is an applicable base rate, to which we refer as a “prime rate interest determination date,” the rate set forth on such date in H.15(519) under the caption “Bank Prime Loan.” If the prime rate cannot be determined as described above, the following procedures will apply.

•	If the rate described above is not published by 3:00 p.m., New York City time, on the related calculation date, then the rate on such prime rate interest determination date as published in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying that rate, under the caption “Bank Prime Loan” will be the prime rate.

•	If the rate described above is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 p.m., New York City time, on the related calculation date, then the prime rate will be determined by the calculation agent and will be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen US PRIME 1 page, as defined below, as that bank’s prime rate or base lending rate as of 11:00 a.m., New York City time, on that prime rate interest determination date.

•	If fewer than four of these rates appear on the Reuters Screen US PRIME 1 page for that prime rate interest determination date, then the prime rate will be determined by the calculation agent and will be the arithmetic mean of the prime rates or base lending rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on that prime rate interest determination date by three major banks in New York City, which may include one or more of the agents or their affiliates, selected by the calculation agent, after consultation with us.

•	If the banks selected by the calculation agent are not quoting as set forth above, the prime rate with respect to that prime rate interest determination date will remain the prime rate for the immediately preceding interest reset period, or if there was no interest reset period, the rate of interest payable will be the initial interest rate.

      “Reuters Screen US PRIME 1 page” means the display on the Reuters Monitor Money Rates Service, or any successor service, on the “US PRIME 1” page, or such other page as may replace the US PRIME 1 page on that service, for the purpose of displaying prime rates or base lending rates of major United States banks.

Treasury Rate

      Unless otherwise specified in the applicable pricing supplement, “treasury rate” means, with respect to any interest determination date relating to a treasury rate note or any floating rate note for which the treasury rate is an applicable base rate, to which we refer as a “treasury rate interest determination date,” the rate from the auction held on such treasury rate interest determination date of direct obligations of the United States, or “treasury bills,” having the index maturity specified in the applicable pricing supplement under the caption “INVESTMENT RATE” on the display on MoneyLine Telerate, Inc. or any successor service, on page 56, or any other page as may replace that page on that service, to which we refer as “Telerate page 56,” or page 57, or any other page as may replace that page on that service, or “Telerate page 57.” If the treasury rate cannot be determined in this manner, the following procedures will apply.

•	If the rate described above is not so published by 3:00 p.m., New York City time, on the related calculation date, the bond equivalent yield of the rate for those treasury bills as published in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying that rate, under the caption “U.S. Government Securities/ Treasury Bills/ Auction High,” will be the treasury rate.

•	If the rate described in the prior paragraph is not so published by 3:00 p.m., New York City time, on the related calculation date, the bond equivalent yield, as defined below, of the auction rate of such treasury bills as announced by the United States Department of the Treasury.

•	If the auction rate described in the prior paragraph is not so announced by the United States Department of the Treasury, or if no such auction is held, then the treasury rate will be the bond equivalent yield of the rate on that treasury rate interest determination date of treasury bills having the index maturity specified in the applicable pricing supplement as published in H.15(519) under the caption “U.S. Government Securities/ Treasury Bills/ Secondary Market” or, if not yet published by 3:00 p.m., New York City time, on the related calculation date, the rate on that treasury rate interest determination date of those treasury bills as published in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying that rate, under the caption “U.S. Government Securities/ Treasury Bills/ Secondary Market.”

•	If the rate described in the prior paragraph is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source, then the treasury rate will be calculated by the calculation agent and will be the bond equivalent yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on that treasury rate interest determination date, of three leading primary United States government securities dealers, which may include one or more of the agents or their affiliates, selected by the calculation agent, after consultation with us, for the issue of treasury bills with a remaining maturity closest to the index maturity specified in the applicable pricing supplement.

•	If the dealers selected as described above by the calculation agent are not quoting as set forth above, the treasury rate with respect to that treasury rate interest determination date will be the treasury rate for the immediately preceding interest reset period, or if there was no interest reset period, the rate of interest payable will be the initial interest rate.

      “Bond equivalent yield” means a yield, expressed as a percentage, calculated in accordance with the following formula:

Bond equivalent yield =	D × N 360 - (D x M)	× 100

where “D” is the applicable per annum rate for treasury bills quoted on a bank discount basis, “N” refers to 365 or 366, as the case may be, and “M” is the actual number of days in the applicable interest reset period.

Federal Funds Rate

      Unless otherwise specified in the applicable pricing supplement, “federal funds rate” means, with respect to any interest determination date relating to a federal funds rate note or any floating rate note for which the federal funds rate is an applicable base rate, to which we refer as a “federal funds rate interest determination date,” the rate with respect to that date for United States dollar federal funds as published in H.15(519) under the heading “Federal Funds (Effective)” as that rate is displayed on MoneyLine Telerate, Inc., or any successor service, on page 120, or any other page as may replace that page on that service, to which we refer as “Telerate page 120.” If the federal funds rate cannot be determined in this manner, the following procedures will apply.

•	If the rate described above does not appear on Telerate page 120 by 3:00 p.m., New York City time, on the related calculation date, then the federal funds rate will be the rate with respect to that federal funds rate interest determination date for United States dollar federal funds as published in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying that rate, under the caption “Federal Funds (Effective).”

•	If the rate described above does not appear on Telerate page 120 or is not yet published in H.15(519), H.15 Daily Update or another electronic source by 3:00 p.m., New York City time, on the related calculation date, then the federal funds rate with respect to that federal funds rate interest determination date will be calculated by the calculation agent and will be the arithmetic mean of the rates for the last transaction in overnight United States dollar federal funds arranged by three leading brokers of United States dollar federal funds transactions in The City of New York, which may include one or more of the agents or their affiliates, selected by the calculation agent, after consultation with us, prior to 9:00 a.m., New York City time, the business day following that federal funds rate interest determination date.

•	If the brokers selected as described above by the calculation agent are not quoting as set forth above, the federal funds rate with respect to that federal funds rate interest determination date will be the federal funds rate for the immediately preceding interest reset period, or if there was no interest reset period, the rate of interest payable will be the initial interest rate.

Indexed Notes

      We may issue indexed notes which will provide that the amount of interest payable on an interest payment date will be determined by reference to:

•	one or more securities;

•	one or more commodities;

•	any other financial, economic or other measures or instruments, including the occurrence or non-occurrence of any event or circumstances; and/or

•	indices or baskets of any of these items.

      The applicable pricing supplement will include information about the relevant index or indices and how amounts that are to become payable will be determined by reference to that index or those indices. See also “Risk Factors — An investment in indexed notes entails significant risks not associated with a similar investment in fixed or conventional floating rate debt securities.”

Original Issue Discount Notes

      We may issue the notes as “original issue discount notes.” An original issue discount note is a note, including any note that does not provide for the payment of interest prior to its maturity date, which is issued at a price lower than its principal amount and which provides that upon redemption, repayment or acceleration of its stated maturity an amount less than its principal amount will be payable. If an original issue discount note is redeemed, repaid or accelerated prior to its stated maturity, the amount payable to the holder of such a note will be determined in accordance with the terms of the note, but will be an amount less than the amount payable at the stated maturity of such a note. Original issue discount notes and other notes may be treated as issued with original issue discount for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations” below.

Amortizing Notes

      We may from time to time offer notes on which we pay principal and interest in installments over the life of the notes. Interest on amortizing notes will be computed on the basis of a 360-day year of twelve 30-day months. Unless otherwise specified in the applicable pricing supplement, payments with respect to the amortizing notes will be applied first to interest due and payable and then to the reduction of the unpaid principal amount. We will provide a table with repayment information with respect to each amortizing note to its original purchaser and we will make this information available, upon request, to the subsequent noteholders.

Redemption and Repayment

      Unless we otherwise provide in the applicable pricing supplement, a note will not be redeemable or repayable prior to its stated maturity date.

      If the applicable pricing supplement states that the note will be redeemable at our option prior to its stated maturity date, then on such date or dates specified in the pricing supplement, we may redeem those notes at our option either in whole or from time to time in part, upon not less than 30 days’ written notice to the holder of those notes.

      If the pricing supplement states that your note will be repayable at your option prior to its stated maturity date, we will require receipt of notice of the request for repayment at least 30 but not more than 60 days prior to the date or dates specified in the pricing supplement. We also must receive the completed form entitled “Option to Elect Repayment.” Exercise of the repayment option by the holder of a note is irrevocable.

      Since the notes will be represented by a global note, DTC or its nominee will be treated as the holder of the notes; therefore, other than the trustee under the indenture, DTC or its nominee will be the only entity that receives notices of redemption of notes from us and will be the only entity that can exercise the right to have the notes repaid, in the case of optional repayment. See “Registration and Settlement.”

      To ensure that DTC or its nominee will timely exercise a right to repayment with respect to a particular beneficial interest in a note, the beneficial owner of the interest in that note must instruct the broker or other direct or indirect participant through which it holds the beneficial interest to notify DTC or its nominee of its desire to exercise a right of repayment. Because different firms have different cut-off times for accepting instructions from their customers, each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a note to determine the cut-off time by which the instruction must be given for timely notice to be delivered to DTC or its nominee. Conveyance of notices and other communications by DTC or its nominee to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners of the notes will be governed by agreements among them and any applicable statutory or regulatory requirements.

      The redemption or repayment of a note normally will occur on the interest payment date or dates following receipt of a valid notice. Unless otherwise specified in the pricing supplement, the redemption or repayment price will equal 100% of the principal amount of the note plus unpaid interest accrued to the date or dates of redemption or repayment.

      We may at any time purchase notes at any price or prices in the open market or otherwise. We may also purchase notes otherwise tendered for repayment by a holder or tendered by a holder’s duly authorized representative through exercise of the Survivor’s Option described below. If we purchase the notes in this manner, we have the discretion to either hold, resell or surrender the notes to the trustee for cancellation.

Survivor’s Option

      The “Survivor’s Option” is a provision in a note pursuant to which we agree to repay that note, if requested by the authorized representative of the beneficial owner of that note, following the death of the beneficial owner of the note, so long as the note was owned by that beneficial owner or the estate of that beneficial owner at least six months prior to the request. The pricing supplement relating to each offering of notes will state whether the Survivor’s Option applies to those notes.

      If a note is entitled to a Survivor’s Option, upon the valid exercise of the Survivor’s Option and the proper tender of that note for repayment, we will, at our option, repay that note, in whole or in part, at a price equal to 100% of the amortized principal amount of the deceased beneficial owner’s interest in that note plus unpaid interest accrued to the date of repayment.

      To be valid, the Survivor’s Option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the note, including, without limitation, the personal representative or executor of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner, under the laws of the applicable jurisdiction.

      The death of a person holding a beneficial ownership interest in a note as a joint tenant or tenant by the entirety with another person, or as a tenant in common with the deceased holder’s spouse, will be deemed the death of a beneficial owner of that note, and the entire principal amount of the note so held will be subject to repayment by us upon request. However, the death of a person holding a beneficial ownership interest in a note as tenant in common with a person other than such deceased holder’s spouse will be deemed the death of a beneficial owner only with respect to such deceased person’s interest in the note.

      The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interests in a note will be deemed the death of the beneficial owner of that note for purposes of the Survivor’s Option, regardless of whether that beneficial owner was the registered holder of that note, if entitlement to those interests can be established to the satisfaction of us and the trustee. A beneficial ownership interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife. In addition, a beneficial ownership interest will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interests in the applicable note during his or her lifetime.

      We have the discretionary right to limit the aggregate principal amount of notes as to which exercises of the Survivor’s Option shall be accepted by us from authorized representatives of all deceased beneficial owners in any calendar year to an amount equal to the greater of $2,000,000 or 2% of the principal amount of all notes outstanding as of the end of the most recent calendar year. We also have the discretionary right to limit to $250,000 in any calendar year the aggregate principal amount of notes as to which exercises of the Survivor’s Option shall be accepted by us from the authorized representative of any individual deceased beneficial owner of notes in such calendar year. In addition, we will not permit the exercise of the Survivor’s Option except in principal amounts of $1,000 and multiples of $1,000.

      An otherwise valid election to exercise the Survivor’s Option may not be withdrawn. Each election to exercise the Survivor’s Option will be accepted in the order that elections are received by the trustee, except for any note the acceptance of which would contravene any of the limitations described in the preceding paragraph. Notes accepted for repayment through the exercise of the Survivor’s Option normally will be repaid on the first interest payment date that occurs 20 or more calendar days after the date of the acceptance. For example, if the acceptance date of a note tendered through a valid exercise of the Survivor’s Option is May 1, 2006, and interest on that note is paid monthly, we would normally, at our option, repay that note on the interest payment date occurring on June 15, 2006, because the May 15, 2006 interest payment date would occur less than 20 days from the date of acceptance. Each tendered note that is not accepted in any calendar year due to the application of any of the limitations described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such notes were originally tendered. If a note tendered through a valid exercise of the Survivor’s Option is not accepted, the trustee will deliver a notice by first-class mail to the registered holder, at that holder’s last known address as indicated in the note register, that states the reason that note has not been accepted for repayment.

      With respect to notes represented by a global note, DTC or its nominee is treated as the holder of the notes and will be the only entity that can exercise the Survivor’s Option for such notes. To obtain repayment pursuant to exercise of the Survivor’s Option for a note, the deceased beneficial owner’s authorized representative must provide the following items to the broker or other entity through which the beneficial interest in the note is held by the deceased beneficial owner:

•	a written instruction to such broker or other entity to notify DTC of the authorized representative’s desire to obtain repayment pursuant to exercise of the Survivor’s Option;

•	appropriate evidence satisfactory to us and the trustee (a) that the deceased was the beneficial owner of the note at the time of death and his or her interest in the note was owned by the deceased beneficial owner or his or her estate at least six months prior to the request for repayment, (b) that the death of the beneficial owner has occurred, (c) of the date of death of the beneficial owner, and (d) that the representative has authority to act on behalf of the beneficial owner;

•	if the interest in the note is held by a nominee of the deceased beneficial owner, a certificate satisfactory to us and the trustee from the nominee attesting to the deceased’s beneficial ownership of such note;

•	a written request for repayment signed by the authorized representative of the deceased beneficial owner with the signature guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

•	if applicable, a properly executed assignment or endorsement;

•	tax waivers and any other instruments or documents that we or the trustee reasonably require in order to establish the validity of the beneficial ownership of the note and the claimant’s entitlement to payment; and

•	any additional information we or the trustee reasonably require to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership or authority to make the election and to cause the repayment of the note.

      In turn, the broker or other entity will deliver each of these items to the trustee, together with evidence satisfactory to us and the trustee from the broker or other entity stating that it represents the deceased beneficial owner.

      We retain the right to limit the aggregate principal amount of notes as to which exercises of the Survivor’s Option applicable to the notes will be accepted in any one calendar year as described above. All questions regarding the eligibility or validity of any exercise of the Survivor’s Option will be determined by us, in our sole discretion, which determination will be final and binding on all parties.

      The broker or other entity will be responsible for disbursing payments received from the trustee to the authorized representative. See “Registration and Settlement.”

      Forms for the exercise of the Survivor’s Option may be obtained from the trustee at U.S. Bank Trust National Association at 100 Wall Street — Suite 1600, New York, New York 10005, Attention: Beverly Freeney, (212) 361-2893.

      If applicable, we will comply with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules promulgated thereunder, and any other securities laws or regulations in connection with any repayment of notes at the option of the registered holders or beneficial owners thereof.

Replacement of Notes

      If any mutilated note is surrendered to the trustee, we will execute and the trustee will authenticate and deliver in exchange for such mutilated note a new note of the same series and principal amount. If the trustee and we receive evidence to our satisfaction of the destruction, loss or theft of any note and such security or indemnity as may be required by them, then we shall execute and the trustee shall authenticate and deliver, in lieu of such destroyed, lost or stolen note, a new note of the same series and principal amount. All expenses, including counsel fees and expenses, associated with issuing the new note shall be borne by the owner of the mutilated, destroyed, lost or stolen note.

Reopening of Issue

      We may, from time to time, without the consent of existing noteholders, reopen an issue of notes and issue additional notes with the same terms, including maturity and interest payment terms, as notes issued on an earlier date, except for the issue date, issue price and the first payment date of interest. After such additional notes are issued, they will be fungible with the previously issued notes to the extent specified in the applicable pricing supplement.

REGISTRATION AND SETTLEMENT

The Depository Trust Company

      All of the notes we offer will be issued only in book-entry form. This means that we will not issue certificates for notes, except in the limited cases described below. Instead, we will issue global notes in registered form. Each global note will be held through DTC and will be registered in the name of Cede & Co., as nominee of DTC. Accordingly, Cede & Co. will be the holder of record of the notes. Each note represented by a global note evidences a beneficial interest in that global note.

      Beneficial interests in a global note will be shown on, and transfers are effected through, records maintained by DTC or its participants. In order to own a beneficial interest in a note, you must be an institution that has an account with DTC or have a direct or indirect account with such an institution. Transfers of ownership interests in the notes will be accomplished by making entries in DTC participants’ books acting on behalf of beneficial owners.

      So long as DTC or its nominee is the registered holder of a global note, DTC or its nominee, as the case may be, will be the sole holder and owner of the notes represented thereby for all purposes, including payment of principal and interest, under the indenture. Except as otherwise provided below, you will not be entitled to receive physical delivery of certificated notes and will not be considered the holder of the notes for any purpose under the indenture. Accordingly, you must rely on the procedures of DTC and the procedures of the DTC participant through which you own your note in order to exercise any rights of a holder of a note under the indenture. The laws of some jurisdictions require that certain purchasers of notes take physical delivery of such notes in certificated form. Those limits and laws may impair the ability to transfer beneficial interests in the notes.

If any of the following happens:

•	DTC or any successor depositary notifies us that it is unwilling or unable to continue as depositary for global notes or ceases to be a “clearing agency” registered in good standing under the Exchange Act or other applicable statute or regulation and we do not appoint a successor depositary within 90 days after we receive notice of such inability, unwillingness or cessation,

•	an event of default, as described under “Description of Debt Securities We May Offer — Default and Related Matters” in the prospectus, under the notes has occurred and is continuing, or

•	we, in our sole discretion, determine that any or all of the book-entry notes will no longer be represented by global notes,

then we will issue, to participants that hold interests in those global notes through DTC, certificated notes in exchange for the related book-entry notes and such participants will then become the registered holders of those certificated notes. Those global notes will be cancelled and be of no further force or effect. The registered holder of a certificated note may transfer that note as described below under “— Registration, Transfer and Payment of Certificated Notes.”

      The following is based on information furnished by DTC:

      DTC will act as securities depositary for the notes. The notes will be issued as fully-registered notes registered in the name of Cede & Co., DTC’s partnership nominee, or such other name as may be requested by an authorized representative of DTC. Generally, one fully registered global note will be issued for all of the principal amount of the notes. If, however, the aggregate principal amount of the notes exceeds $500,000,000, one certificate will be issued with respect to each $500,000,000 of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of such note.

      DTC, the world’s largest depositary, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over two million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from 85 countries that DTC’s direct participants deposit with DTC.

      DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or “DTCC.” DTCC, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, as well as by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. DTC has Standard & Poor’s highest rating: AAA. The DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

      Purchases of the notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The beneficial interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of beneficial interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their beneficial interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

      To facilitate subsequent transfers, all notes deposited by direct participants with DTC will be registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes will be credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemption, tenders, defaults, and proposed amendments to the security documents. For example, beneficial owners of the notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners. In the alternative, beneficial owners may wish to provide their names and addresses to the registrar of the notes and request that copies of the notices be provided to them directly. Any such request may or may not be successful.

      Neither DTC nor Cede & Co., nor any other DTC nominee, will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the regular record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date, identified in a listing attached to the Omnibus Proxy.

      We will pay principal and or interest payments on the notes in same-day funds directly to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records upon DTC’s receipt of funds and corresponding detail information. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of these participants and not of DTC or any other party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is our responsibility, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of the direct or indirect participant.

      We will send any redemption notices to DTC. If less than all of the notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

      A beneficial owner, or its authorized representative, shall give notice to elect to have its notes repaid by us, through its direct or indirect participant, to the trustee, and shall effect delivery of such notes by causing the direct participant to transfer that participant’s interest in the global note representing such notes, on DTC’s records, to the trustee. The requirement for physical delivery of notes in connection with a demand for repayment will be deemed satisfied when the ownership rights in the global note representing such notes are transferred by the direct participants on DTC’s records.

      DTC may discontinue providing its services as securities depository for the notes at any time by giving us reasonable notice. Under such circumstances, if a successor securities depositary is not obtained, we will print and deliver certificated notes. We may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depositary. In that event, we will print and deliver certificated notes.

      The information in this section concerning DTC and DTC’s system has been obtained from sources that we believe to be reliable, but neither we, the Purchasing Agent nor any agent takes any responsibility for its accuracy.

Registration, Transfer and Payment of Certificated Notes

      We do not intend to issue certificated notes, except in the limited circumstances described above. If we ever issue notes in certificated form, those notes may be presented for registration, transfer and payment at the office of the registrar or at the office of any transfer agent designated and maintained by us. We have originally designated U.S. Bank Trust National Association to act in those capacities for the notes. The registrar or transfer agent will make the transfer or registration only if it is satisfied with the documents of title and identity of the person making the request. There will not be a service charge for any exchange or registration of transfer of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with the exchange. At any time, we may change transfer agents or approve a change in the location through which any transfer agent acts. We also may designate additional transfer agents for any notes at any time.

      We will not be required to: (1) issue, exchange or register the transfer of any note to be redeemed for a period of 15 days after the selection of the notes to be redeemed; (2) exchange or register the transfer of any note that was selected, called or is being called for redemption, except the unredeemed portion of any note being redeemed in part; or (3) exchange or register the transfer of any note as to which an election for repayment by the holder has been made, except the unrepaid portion of any note being repaid in part.

      We will pay principal of and interest on any certificated notes at the offices of the paying agents we may designate from time to time. Generally, we will pay interest on a note by check on any interest payment date other than at stated maturity or upon earlier redemption or repayment to the person in whose name the note is registered at the close of business on the regular record date for that payment. We will pay principal and interest at stated maturity or upon earlier redemption or repayment in same-day funds against presentation and surrender of the applicable notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

      This section summarizes the material U.S. tax consequences to U.S. holders of notes. However, the discussion is limited in the following ways:

•	The discussion only covers you if you buy your notes in the initial offering of a particular issuance of notes.

•	The discussion only covers you if you hold your notes as a capital asset (that is, for investment purposes), and if you do not have a special tax status.

•	The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of notes.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the notes.

•	The discussion does not cover state, local or foreign law.

•	The discussion does not cover every type of note that we might issue, including bearer notes. If we intend to issue a note of a type not described in this summary, additional tax information will be provided in the pricing supplement for the note.

•	We have not requested a ruling from the IRS on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion.

•	The discussion does not cover partnerships or entities treated as partnerships for U.S. federal income tax purposes. If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

      In addition, the discussion only applies to you if you are a “U.S. Holder”. A “U.S. Holder” is:

•	an individual U.S. citizen or resident alien;

•	a corporation — or entity taxable as a corporation for U.S. federal income tax purposes — that was created under U.S. law (federal or state); or

•	an estate or trust whose world-wide income is subject to U.S. federal income tax.

If you are considering buying notes, we suggest that you consult your tax advisor about the tax consequences of holding the notes in your particular situation.

Interest

      The tax treatment of interest paid on the notes depends upon whether the interest is “Qualified Stated Interest.” A note may have some interest that is Qualified Stated Interest and some that is not.

      “Qualified Stated Interest” is any interest that meets all the following conditions:

•	It is payable at least once each year.

•	It is payable over the entire term of the note.

•	It is payable at a single fixed rate or under a single formula.

•	The note has a maturity of more than one year from its issue date.

      If any interest on a note is Qualified Stated Interest, then

•	If you are a cash method taxpayer (including most individual holders), you must report that interest in your income when you receive it.

•	If you are an accrual method taxpayer, you must report that interest in your income as it accrues.

      If any interest on a note is not Qualified Stated Interest, it is subject to the rules for original issue discount (“OID”) described below.

Determining Amount of OID

      Notes that have OID are subject to additional tax rules. The amount of OID on a note is determined as follows:

•	The amount of OID on a note is the “stated redemption price at maturity” of the note minus the “issue price” of the note. If this amount is zero or negative, there is no OID.

•	The “stated redemption price at maturity” of a note is the total amount of all principal and interest payments to be made on the note, other than Qualified Stated Interest. In a typical case where all interest is Qualified Stated Interest, the stated redemption price at maturity is the same as the principal amount.

•	The “issue price” of a note is the first price at which a substantial amount of the notes are sold to the public.

•	Under a special rule, if the OID determined under the general formula is very small, it is disregarded and not treated as OID. This disregarded OID is called “de minimis OID”. If all the interest on a note is Qualified Stated Interest, this rule applies if the amount of OID is less than the following items multiplied together: (a) .25% (1/4 of 1%), (b) the number of full years from the issue date to the maturity date of the note, and (c) the principal amount.

Accrual of OID Into Income

      If a note has OID, the following consequences arise:

•	You must include the total amount of OID as ordinary income over the life of the note.

•	You must include OID in income as the OID accrues on the notes, even if you are on the cash method of accounting. This means that you are required to report OID income, and in some cases pay tax on that income, before you receive the cash that corresponds to that income.

•	OID accrues on a note on a “constant yield” method. This method takes into account the compounding of interest. Under this method, the accrual of OID on a note, combined with the inclusion into income of any Qualified Stated Interest on the note, will result in you being taxable at approximately a constant percentage of your unrecovered investment in the note.

•	The accruals of OID on a note will generally be less in the early years and more in the later years.

•	If any of the interest paid on the note is not Qualified Stated Interest, that interest is taxed solely as OID. It is not separately taxed when it is paid to you.

•	Your tax basis in the note is initially your cost. It increases by any OID (not including Qualified Stated Interest) you report as income. It decreases by any principal payments you receive on the note, and by any interest payments you receive that are not Qualified Stated Interest.

Notes Subject to Additional Tax Rules

      Additional or different tax rules apply to several types of notes that we may issue.

      Short-Term Notes: We may issue notes with a maturity of one year or less. These are referred to as “short-term notes.”

•	No interest on these notes is Qualified Stated Interest. Otherwise, the amount of OID is calculated in the same manner as described above.

•	You may make certain elections concerning the method of accrual of OID on Short-Term notes over the life of the notes.

•	If you are an accrual method taxpayer, a bank, a securities dealer, or in certain other categories, you must include OID in income as it accrues.

•	If you are a cash method taxpayer not subject to the accrual rule described above, you do not include OID in income until you actually receive payments on the note. Alternatively, you can elect to include OID in income as it accrues.

•	Two special rules apply if you are a cash method taxpayer and you do not include OID in income as it accrues. First, if you sell the note or it is paid at maturity, and you have a taxable gain, then the gain is ordinary income to the extent of the accrued OID on the note at the time of the sale that you have not yet taken into income. Second, if you borrow money (or do not repay outstanding debt) to acquire or hold the note, then while you hold the note you cannot deduct any interest on the borrowing that corresponds to accrued OID on the note until you include the OID in your income.

      Floating Rate Notes: Floating Rate Notes are subject to special OID rules.

•	If the interest rate is based on a single fixed formula based on objective financial information (which may include a fixed interest rate for the initial period), all the interest will be Qualified Stated Interest. The amount of OID (if any), and the method of accrual of OID, will then be calculated by converting the note’s initial floating rate into a fixed rate and by applying the general OID rules described above.

•	If the note has more than one formula for interest rates, it is possible that the combination of interest rates might create OID. We suggest that you consult your tax advisor concerning the OID accruals on such a note.

      Other Categories of Notes: Additional rules may apply to certain other categories of notes. The pricing supplement for these notes may describe these rules. In addition, we suggest that you consult your tax advisor in these situations. These categories of notes include:

•	notes with contingent payments;

•	notes that you can put to us before their maturity;

•	notes that are callable by us before their maturity, other than typical calls at a premium;

•	Indexed Notes with an index tied to currencies; and

•	notes that are extendable at your or our option.

Premium and Discount

      Additional special rules apply in the following situations involving discount or premium:

•	If you buy a note in the initial offering for more than its stated redemption price at maturity — disregarding accrued interest that you pay — the excess amount you pay will be “bond premium”. You can elect to use bond premium to reduce your taxable interest income from your note. Under the election, the total premium will be allocated to interest periods, as an offset to your interest income, on a “constant yield” basis over the life of your note — that is, with a smaller offset in the early periods and a larger offset in the later periods. You make this election on your tax return for the year in which you acquire the note. However, if you make the election, it automatically applies to all debt instruments with bond premium that you own during that year or that you acquire at any time thereafter, unless the IRS permits you to revoke the election.

•	Similarly, if a note has OID and you buy it in the initial offering for more than the issue price, the excess (up to the total amount of OID) is called “acquisition premium”. The amount of OID you are required to include in income will be reduced by this amount over the life of the note.

•	If you buy a note in the initial offering for less than the initial offering price to the public, special rules concerning “market discount” may apply.

      Appropriate adjustments to tax basis are made in these situations. We suggest that you consult your tax advisor if you are in one of these situations.

Accrual Election

      You can elect to be taxed on the income from the note in a different manner than described above. Under the election:

•	No interest is Qualified Stated Interest.

•	You include amounts in income as it economically accrues to you. The accrual of income is in accordance with the constant yield method, based on the compounding of interest. The accrual of income takes into account stated interest, OID (including de minimis OID), market discount, and premium.

•	Your tax basis is increased by all accruals of income and decreased by all payments you receive on the note.

Sale or Retirement of Notes

      On your sale or retirement of your note:

•	You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the note. Your tax basis in the note is your cost, subject to certain adjustments.

•	Your gain or loss will generally be capital gain or loss, and will be long term capital gain or loss if you held the note for more than one year. For an individual, the maximum tax rate on long term capital gains is 15% for gains realized before January 1, 2009, and 20% for gains realized thereafter.

•	If (a) you purchased the note with de minimis OID, (b) you did not make the election to accrue all OID into income, and (c) you receive the principal amount of the note upon the sale or retirement, then you will generally have capital gain equal to the amount of the de minimis OID.

•	If you sell the note between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the note but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

•	All or part of your gain may be ordinary income rather than capital gain in certain cases. These cases include sales of short-term notes, notes with market discount or notes with contingent payments.

Information Reporting and Backup Withholding

      Under the tax rules concerning information reporting to the IRS:

•	Assuming you hold your notes through a broker or other securities intermediary, the intermediary must provide information to the IRS and to you on IRS Form 1099 concerning interest, OID and retirement proceeds on your notes, unless an exemption applies. As discussed above under “Premium and Discount”, if your notes have OID, the amount reported to you may have to be adjusted to reflect the amount you must report on your own tax return.

•	Similarly, unless an exemption applies, you must provide the intermediary with your Taxpayer Identification Number for its use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

•	If you are subject to these requirements but do not comply, the intermediary must withhold at a rate currently equal to 28% of all amounts payable to you on the notes (including principal payments). This is called “backup withholding”. If the intermediary withholds payments, you may use the withheld amount as a credit against your federal income tax liability.

•	All individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT MATTERS

      The fiduciary standards of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should be considered by the fiduciary of an employee benefit plan (as defined in Section 3(3)) of ERISA (which we refer to as an “ERISA Plan”) in the context of the ERISA Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether such an investment is in accordance with the documents governing the ERISA Plan and whether an investment is appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio.

      Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, prohibit (a) ERISA Plans, (b) individual retirement accounts, self-employment retirement plans and other plans described in Section 4975(e)(1) of the Internal Revenue Code and (c) entities whose underlying assets include plan assets by reason of a plan’s investment in such entity ((a), (b) and (c) are hereinafter referred to as “Plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the Plan. Therefore, fiduciaries of ERISA Plans and persons making investment decisions for other Plans should also consider whether an investment in the notes might constitute or give rise to a prohibited transaction under ERISA and the Internal Revenue Code. We may be considered a party in interest or disqualified person with respect to a Plan since we and many of our affiliates are engaged in businesses which provide services to Plans. If so, the acquisition, holding and disposition of the notes by such Plan could be a prohibited transaction. Plans, individual retirement accounts and other arrangements that are not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Internal Revenue Code, may nevertheless be subject to federal, state, local, non-United States or other laws, rules or regulations that are substantially similar to the foregoing provisions of ERISA and the Internal Revenue Code (collectively, “Similar Laws”). Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Internal Revenue Code may be applicable to a Plan’s purchase or holding of the notes, depending in part on the type of Plan fiduciary making the decision to acquire a note and the circumstances under which such decision is made. Included among these exemptions are:

•	PTCE 84-14, for certain transactions determined by qualified professional asset managers,

•	PTCE 90-1, for certain transactions involving insurance company pooled separate accounts,

•	PTCE 91-38, for certain transactions involving bank collective investment funds,

•	PTCE 95-60, for certain transactions involving insurance company general accounts, and

•	PTCE 96-23, for certain transactions determined by in-house asset managers.

Each purchaser and transferee of the notes is deemed to represent, and each transferee of the notes must represent, that either the notes are not being acquired with assets of a Plan or the acquisition, holding and, to the extent relevant, disposition of the notes by the purchaser or transferee will not give rise to a transaction that is prohibited by Section 406 of ERISA or Section 4975(c)(1) of the Internal Revenue Code for which an exemption is unavailable and will not violate any applicable Similar Laws. In addition, Plan investors should consider the application of PTCE 75-1, for certain principal transactions by a broker-dealer, to the acquisition or disposition of the notes.

      Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is important that a Plan considering the purchase of the notes consult with its counsel regarding the consequences under ERISA, the Internal Revenue Code or other Similar Law, of the acquisition, disposition and holding of the notes.

PLAN OF DISTRIBUTION

      Under the terms of the selling agent agreement, the notes will be offered from time to time by us to the Purchasing Agent for subsequent resale to the agents and other dealers who are broker-dealers and securities firms. The agents, including the Purchasing Agent, are parties to the selling agent agreement. The notes will be offered for sale in the United States only. Dealers who are members of the selling group have executed a master selected dealer agreement with the Purchasing Agent. We also may appoint additional agents to sell the notes. Any sale of the notes through those additional agents, however, will be on the same terms and conditions to which the original agents have agreed. The Purchasing Agent will purchase the notes at a discount ranging from 0.2% to 3.15% of the non-discounted price for each note sold. However, we also may sell the notes to the Purchasing Agent at a discount greater than or less than the range specified above. The discount at which we sell the notes to the Purchasing Agent will be set forth in the applicable pricing supplement. The Purchasing Agent also may sell notes to dealers at a concession not in excess of the discount it received from us. In certain cases, the Purchasing Agent and the other agents and dealers may agree that the Purchasing Agent will retain the entire discount. We will disclose any particular arrangements in the applicable pricing supplement.

      Following the solicitation of orders, each of the agents, severally and not jointly, may purchase notes as principal for its own account from the Purchasing Agent. Unless otherwise set forth in the applicable pricing supplement, these notes will be purchased by the agents and resold by them to one or more investors at a fixed public offering price. After the initial public offering of notes, the public offering price, in the case of notes to be resold at a fixed public offering price, discount and concession may be changed.

      We have the sole right to accept offers to purchase notes and may reject any proposed offer to purchase notes in whole or in part. Each agent also has the right, in its discretion reasonably exercised, to reject any proposed offer to purchase notes in whole or in part. We reserve the right to withdraw, cancel or modify any offer without notice. We also may change the terms, including the interest rate we will pay on the notes, at any time prior to our acceptance of an offer to purchase.

      Each agent, including the Purchasing Agent, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the “Securities Act.” We have agreed to indemnify the agents against certain liabilities, including liabilities under the Securities Act, or to contribute to any payments they may be required to make in respect of such liabilities. We also have agreed to reimburse the agents for certain expenses.

      No note will have an established trading market when issued. We do not intend to apply for the listing of the notes on any securities exchange. However, we have been advised by the agents that they may purchase and sell notes in the secondary market as permitted by applicable laws and regulations. The agents are not obligated to make a market in the notes, and they may discontinue making a market in the notes at any time without notice. Neither we nor the agents can provide any assurance regarding the development, liquidity or maintenance of any trading market for any notes. All secondary trading in the notes will settle in same-day funds. See “Registration and Settlement.”

      In connection with certain offerings of notes, the rules of the SEC permit the Purchasing Agent to engage in transactions that may stabilize the price of the notes. The Purchasing Agent will conduct these activities for the agents. These transactions may consist of short sales, stabilizing transactions and purchases to cover positions created by short sales. A short sale is the sale by the Purchasing Agent of a greater amount of notes than the amount the Purchasing Agent has agreed to purchase in connection with a specific offering of notes. Stabilizing transactions consist of certain bids or purchases made by the Purchasing Agent to prevent or retard a decline in the price of the notes while an offering of notes is in process. In general, these purchases or bids for the notes for the purpose of stabilization or to reduce a syndicate short position could cause the price of the notes to be higher than it might otherwise be in the absence of those purchases or bids. Neither we nor the Purchasing Agent makes any representation or prediction as to the direction or magnitude of any effect that these transactions may have on the price of any notes. In addition, neither we nor the Purchasing Agent makes any representation that, once commenced, these transactions will not be discontinued without notice. The Purchasing Agent is not required to engage in these activities and may end any of these activities at any time.

      The agents or dealers to or through which we may sell notes may engage in transactions with us and perform services for us in the ordinary course of business for which they will receive customary fees.

LEGAL MATTERS

      The validity of the notes offered hereby and certain United States Federal income tax matters will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York. The agents have been represented by Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

PROSPECTUS

National Rural Utilities

Cooperative Finance Corporation

$5,078,591,000

Debt Securities

We plan to issue from time to time up to $5,078,591,000 of debt securities. We will provide the specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any supplements carefully.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these debt securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate the sale of debt securities unless accompanied by a prospectus supplement.

The date of this prospectus is October 17, 2003

WHERE YOU CAN FIND MORE INFORMATION ABOUT

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

      National Rural Utilities Cooperative Finance Corporation (“CFC”) files annual, quarterly and current reports and other information with the SEC. You may read and copy any document CFC files at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. CFC’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

      The SEC allows the incorporation by reference of information filed in other documents into this prospectus, which means that CFC can disclose information important to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. CFC incorporates by reference the document listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

• Annual Report on Form 10-K for the year ended May 31, 2003.

• Current Report on Form 8-K dated September 30, 2003.

      You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Steven L. Lilly
Senior Vice President and Chief Financial Officer
National Rural Utilities Cooperative Finance Corporation
Woodland Park, 2201 Cooperative Way
Herndon, Virginia 20171-3025
(703) 709-6700

      You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of the document. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted.

CFC

      CFC was incorporated as a private, not-for-profit cooperative association under the laws of the District of Columbia in 1969. CFC’s principal purpose is to provide its members with a source of financing to supplement the loan program of the Rural Utilities Service (“RUS”) of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also makes loans to service organizations to finance office buildings, equipment, related facilities and services provided by them to the rural utility systems. CFC has also provided guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members. Through Rural Telephone Finance Cooperative (“RTFC”), a controlled affiliate of CFC established in 1987, CFC provides financing to rural telephone and telecommunications companies and their affiliates. CFC’s offices are located at Woodland Park, 2201 Cooperative Way, Herndon, VA 20171-3025 and its telephone number is (703) 709-6700.

      CFC’s 1,042 electric members as of May 31, 2003 included 898 utility members, the majority of which are consumer-owned cooperatives, 71 service members and 73 associate members. The utility members included 826 distribution systems and 72 generation and transmission systems in 49 states, the District of Columbia and one U.S. territory.

      CFC’s long-term loans to utility members generally have 35-year maturities. CFC makes loans alone or in conjunction with concurrent RUS loans. Loans made to members that do not also have RUS loans are generally secured by a mortgage on substantially all of the utility member’s property (including revenues). Loans made to members that also have RUS loans are generally secured ratably with RUS’s loans by a common mortgage on substantially all the utility member’s property (including revenues). Interest rates on these loans are either fixed or variable. Fixed rates are offered daily based on the overall cost of long-term funds and may be obtained for any period from one to 35 years. Variable rates are adjusted monthly in line with changes in the cost of short-term funds.

      CFC makes short-term line-of-credit loans on either a secured or an unsecured basis. CFC has the right to adjust the rates on these loans semi-monthly in line with changes in the short-term cost of funds.

      CFC also makes loans to telecommunication systems through RTFC. These loans are primarily long-term fixed or variable rate loans with maturities not exceeding 15 years and short-term loans. In many cases, the customers of the electric cooperatives are also the customers of the RTFC telecommunications systems, as both the cooperatives and the RTFC systems serve the rural areas of the United States.

      At May 31, 2003, CFC had a total of $19,484 million of loans and $1,904 million of guarantees outstanding.

      CFC’s guarantees are senior obligations ranking on a par with its other senior debt. Even if the system defaults in payment of the guaranteed obligations, the debt generally cannot be accelerated as long as CFC pays the debt service under its guarantee as due. The system is generally obligated to reimburse CFC on demand for amounts paid on the guarantee, and this obligation is usually secured by a mortgage, often joint with RUS, on the system’s property or, in the case of a lease transaction, on the leased property. Holders of $829 million of the guaranteed pollution control debt at May 31, 2003 had the right at certain times to tender their bonds for remarketing, and, if they cannot otherwise be remarketed, CFC has committed to purchase bonds so tendered.

      By policy, CFC maintains an allowance for loan losses at a level believed to be adequate in relation to the quality and size of its loans and guarantees outstanding. At May 31, 2003, the allowance was $565 million. At

May 31, 2003, CFC’s ten largest borrowers had outstanding loans totaling $4,768 million, which represented 24% of CFC’s total loans outstanding. As of May 31, 2003, outstanding guarantees for these same ten largest borrowers totaled $610 million, which represented 32% of CFC’s guarantees outstanding. On that date, no member had loans and guarantees outstanding in excess of 3.4% of the aggregate amount of CFC’s outstanding loans and guarantees.

USE OF PROCEEDS

      Unless otherwise specified in a prospectus supplement, CFC will add the net proceeds from the sale of the debt securities to the general funds, which will be used to make loans to members, repay short-term borrowings, refinance existing long-term debt and for other corporate purposes. CFC expects to incur additional indebtedness from time to time, the amount and terms of which will depend upon the volume of its business, general market conditions and other factors.

SUMMARY FINANCIAL INFORMATION

      The following is a summary of selected financial data for each of the five years ended May 31, 2003.

	2003	2002	2001	2000	1999

(Dollar amounts in thousands)
For the year ended May 31:
Operating income	$1,070,875	$1,186,533	$1,388,295	$1,020,998	$792,052
Gross margin	140,028	300,695	270,456	159,674	127,943
Operating margin	15,153	63,834	132,766	115,333	76,439
Derivative cash settlements(A)	122,825	34,191	—	—	—
Derivative forward value(A)	757,212	41,878	—	—	—
Foreign currency adjustments(B)	(243,220)	(61,030)	—	—	—
Cumulative effect of change in accounting principle(A)	—	28,383	—	—	—
Net margin	$651,970	$107,256	$132,766	$115,333	$76,439
Fixed charge coverage ratio	1.70	1.09	1.12	1.13	1.12
Adjusted fixed charge coverage ratio	1.17	1.12	1.12	1.13	1.12
As of May 31:
Assets	$20,974,288	$20,342,935	$19,998,842	$17,083,440	$13,925,252
Long-term debt(C)	16,000,744	14,855,550	11,376,412	10,595,596	6,891,122
Subordinated deferrable debt	650,000	600,000	550,000	400,000	400,000
Members’ subordinated certificates	1,708,297	1,691,970	1,581,860	1,340,417	1,239,816
Members’ equity(A)	454,376	392,056	393,899	341,217	296,481
Total equity	930,836	328,731	393,899	341,217	296,481
Guarantees(D)	$1,903,556	$2,056,385	$2,217,559	$1,945,202	$1,893,197
Leverage ratio	23.58	67.14	55.40	54.77	52.35
Adjusted leverage ratio	6.63	7.18	7.72	8.10	7.10
Debt to equity ratio	21.53	60.88	49.77	49.07	45.97
Adjusted debt to equity ratio	4.96	5.40	6.05	6.46	5.52

(A)	The derivative cash settlements represent the net settlements due on interest rate and cross currency exchange agreements that do not qualify for hedge accounting for the years ended May 31, 2003 and 2002. In prior years, this amount had been included in the cost of funds line on the combined statement of operations. The derivative forward value represents the present value of all future net settlements on agreements that do not qualify for hedge accounting based on the current estimate of future interest rates. The cumulative effect of change in accounting principle represents the forward value of interest rate and cross currency exchange agreements recorded as a transition adjustment upon adoption of Statement of Financial Accounting Standards No. 133 (“SFAS 133”). Members’ equity represents total equity excluding foreign currency adjustments, derivative forward value, cumulative effect of change in accounting principle and accumulated other comprehensive income.

(B)	Foreign currency adjustments represent the change in value during the period on foreign denominated debt that is not related to a qualifying hedge under SFAS 133. The foreign denominated debt is revalued at each reporting date based on the current exchange rate. To the extent that the current exchange rate is different than the exchange rate at the time of issuance, there will be a change in the value of the foreign denominated debt. CFC enters into foreign currency exchange agreements at the time of each foreign denominated debt issuance to lock in the exchange rate for all principal and interest payments required through maturity.

(C)	Includes commercial paper reclassified as long-term debt in the amount of $3,951 million, $3,706 million, $4,638 million, $5,493 million and $2,403 million at May 31, 2003, 2002, 2001, 2000 and 1999, respectively, due to revolving credit agreements in place allowing CFC to borrow the amounts noted on a long-term basis. Excludes $2,911 million, $2,883 million, $4,388 million, $3,040 million and $983 million in long-term debt that comes due, matures and/or will be redeemed during fiscal years 2004, 2003, 2002, 2001 and 2000, respectively. Includes the long-term debt valuation allowance of $(1) million and $2 million and the foreign currency valuation account of $326 million and $(2) million at May 31, 2003 and 2002, respectively.

(D)	Members’ interest expense on debt obligations guaranteed by CFC was approximately $28 million, $39 million, $69 million, $40 million, and $74 million for the years ended May 31, 2003, 2002, 2001, 2000, and 1999, respectively.

Non-GAAP Financial Measures

      CFC makes certain adjustments to financial measures in assessing its financial performance that are not in accordance with generally accepted accounting principles (“GAAP”). These non-GAAP adjustments fall primarily into two categories: (1) adjustments to exclude the impact of the accounting for investments required by SFAS 133 and foreign currency adjustments, and (2) adjustments related to the calculation of leverage and debt to equity ratios. These adjustments reflect management’s perspective on CFC’s operations, and in several cases adjustments used to measure covenant compliance under its revolving credit agreements, and thus CFC believes these are useful financial measures for investors. For a more complete explanation of these adjustments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” in CFC’s Annual Report on Form 10-K for the year ended May 31, 2003 incorporated by reference in this prospectus. Reconciliations of these adjusted measures to GAAP financial measures follow.

Adjustments to Fixed Charge Coverage Ratio Calculation

      Fixed charge coverage ratio using GAAP financial measures is calculated as follows:

Cost of funds + net margin prior to cumulative effect of change in accounting principle
Fixed Charge Coverage Ratio =
Cost of funds

      Adjusted fixed charge coverage ratio is calculated as follows:

Cost of funds + derivative cash settlements + net margin prior to the cumulative effect of change in accounting principle - derivative forward value - foreign currency adjustments
Adjusted fixed charge coverage ratio =
Cost of funds + derivative cash settlements

      The following chart provides a reconciliation between cost of funds and net margin and these financial measures adjusted to exclude the impact of SFAS 133 and foreign currency adjustments for the years ended May 31, 2003 and 2002. No adjustment for SFAS 133 and foreign currency adjustments is necessary for periods prior to CFC’s implementation of SFAS 133 in fiscal year 2002.

	Year Ended May 31,
(Dollar amounts in thousands)	2003	2002

Cost of funds	$930,847	$885,838
Plus: Derivative cash settlements	(122,825)	(34,191)

Adjusted cost of funds	$808,022	$851,647

Net margin prior to cumulative effect of change in accounting principle	$651,970	$78,873
Less: Derivative forward value	(757,212)	(41,878)
Foreign currency adjustments	243,220	61,030

Adjusted net margin	$137,978	$98,025

Adjustments to the Calculation of Leverage and Debt to Equity Ratios

      The leverage and debt to equity ratios using GAAP financial measures are calculated as follows:

Liabilities + guarantees outstanding
Leverage ratio =
Total equity

Liabilities
Debt to equity ratio =
Total equity

      The adjusted leverage and debt to equity ratios are calculated as follows:

Liabilities - derivative liabilities - foreign currency valuation account - debt used to fund loans guaranteed by RUS - subordinated deferrable debt - members’ subordinated certificates +guarantees outstanding
Adjusted leverage ratio =
Total equity - derivative forward value - cumulative effect of change in accounting principle - foreign currency adjustments - accumulated other comprehensive loss + members’ subordinated certificates + subordinated deferrable debt

Liabilities - derivative liabilities - foreign currency valuation account - debt used to fund loans guaranteed by RUS - subordinated deferrable debt - members’ subordinated certificates
Adjusted debt to equity ratio =
Total equity - derivative forward value - cumulative effect of change in accounting principle - foreign currency adjustments - accumulated other comprehensive loss + members’ subordinated certificates + subordinated deferrable debt + loan loss allowance

      The following chart provides a reconciliation between the liabilities and equity used to calculate the leverage and debt to equity ratios and these financial measures reflecting the adjustments noted above, as well as the ratio calculations for the five years ended May 31, 2003.

	May 31,

	2003	2002	2001	2000	1999
(Dollar amounts in thousands)
Liabilities	$20,043,452	$20,014,204	$19,604,943	$16,742,223	$13,628,771
Less:
Derivative liabilities (1) (2)	(353,840)	(254,143)	—	—	—
Foreign currency valuation account (3)	(325,810)	2,355	—	—	—
Debt used to fund loans guaranteed by RUS	(266,857)	(242,574)	(182,134)	(89,153)	(130,940)
Subordinated deferrable debt	(650,000)	(600,000)	(550,000)	(400,000)	(400,000)
Subordinated certificates	(1,708,297)	(1,691,970)	(1,581,860)	(1,340,417)	(1,239,816)

Adjusted liabilities	$16,738,648	$17,227,872	$17,290,949	$14,912,653	$11,858,015

Total Equity	$930,836	$328,731	$393,899	$341,217	$296,481
Less:
Prior year cumulative derivative forward value and foreign currency adjustments (2)(3)(4)	(9,231)	—	—	—	—
Current period derivative forward value (2)(4)	(757,212)	(70,261)	—	—	—
Current period foreign currency adjustments (3)	243,220	61,030	—	—	—
Accumulated other comprehensive loss (2)	46,763	72,556	—	—	—

Subtotal members’ equity	454,376	392,056	393,899	341,217	296,481
Plus:
Subordinated certificates	1,708,297	1,691,970	1,581,860	1,340,417	1,239,816
Subordinated deferrable debt	650,000	600,000	550,000	400,000	400,000

Adjusted equity	$2,812,673	$2,684,026	$2,525,759	$2,081,634	$1,936,297

Loan loss allowance	565,058	506,742	331,997	228,292	212,203

Adjusted equity plus loan loss allowance	$3,377,731	$3,190,768	$2,857,756	$2,309,926	$2,148,500

Guarantees	$1,903,556	$2,056,385	$2,217,559	$1,945,202	$1,893,197

Leverage ratio	23.58	67.14	55.40	54.77	52.35

Adjusted leverage ratio	6.63	7.18	7.72	8.10	7.10

Debt to equity ratio	21.53	60.88	49.77	49.07	45.97

Adjusted debt to equity ratio	4.96	5.40	6.05	6.46	5.52

(1)	Includes the long-term debt valuation allowance of $(941) and $2,340 at May 31, 2003 and 2002, respectively.

(2)	No adjustment for SFAS 133 is necessary for periods prior to CFC’s implementation of SFAS 133 in fiscal year 2002.

(3)	No adjustment for foreign currency is required prior to CFC’s implementation of SFAS 133 in fiscal year 2002. Prior to that date, CFC was allowed under SFAS 52 to account for the foreign denominated debt and the related cross currency exchange agreement as one transaction in the cost of funds.

(4)	Includes $28,383 related to the cumulative effect of change in accounting principle recorded in fiscal year 2002.

     CFC does not have outstanding any common stock and does not pay dividends. Annually, CFC allocates its net margin to its members in the form of patronage capital certificates. Under current policies, CFC retires patronage capital 70% during the next fiscal year and holds the remaining 30% for 15 years. All retirements of patronage capital are subject to approval by the Board of Directors, if permitted by CFC’s contractual obligations and to the extent that the Board of Directors in its discretion may determine from time to time that the financial condition of CFC will not be impaired as a result.

CAPITALIZATION

      The following table shows the capitalization of CFC as of May 31, 2003.

(Dollars amounts in thousands)
Senior debt:
Short-term debt(A)	$1,096,353
Long-term debt(A)	16,000,744

Total senior debt(B)	17,097,097

Subordinated debt and total equity:
Subordinated deferrable debt(C)	650,000
Members’ subordinated certificates(D)	1,708,297
Total equity	930,836

Total capitalization	$20,386,230

(A)	At May 31, 2003, CFC reclassified $3,951 million of short-term debt as long-term due to revolving credit agreements in place at May 31, 2003 that would allow CFC to borrow $3,951 million with repayment due after May 31, 2004.

(B)	In addition, at May 31, 2003 CFC had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $899 million. Guaranteed tax-exempt securities include $829 million of long-term adjustable or floating/ fixed rate pollution control bonds which are required to be remarketed at the option of the holders. CFC has agreed to purchase any such bonds that cannot be remarketed. At May 31, 2003, CFC had also guaranteed its members’ obligations in connection with certain lease transactions and other debt in the amount of $1,005 million.

(C)	Subordinated deferrable debt is subordinate and junior in right of payment to senior debt. CFC has the right at any time and from time to time during the term of the subordinated deferrable debt to defer the payment of interest for up to 20 consecutive quarters.

(D)	Subordinated certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC’s extension of long-term credit to them. Those certificates issued as a condition of membership, $644 million at May 31, 2003, generally mature 100 years from issuance and bear interest at 5% per annum. The loan and guarantee subordinated certificates mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

DESCRIPTION OF DEBT SECURITIES

      The following description summarizes the general terms and provisions that may apply to the debt securities. Each prospectus supplement will state the particular terms of the debt securities and the extent, if any, to which the general provisions may apply to the debt securities included in the supplement.

      The debt securities will be issued under an indenture dated as of December 15, 1987, as supplemented by a First Supplemental Indenture dated as of October 1, 1990, between CFC and U.S. Bank National Association, as successor trustee (as so supplemented, the “indenture”). The indenture does not limit the aggregate principal amount of debt securities which may be issued under it. Additionally, CFC may, without the consent of the holders of the debt securities of any series, re-open a previous series of debt securities and issue additional debt securities of the same series, which additional debt securities will have the same terms as the original series except for the issue price, issue date and, in some cases, the first interest payment date. CFC will not issue any additional debt securities of the same series unless the additional debt securities will be fungible with all debt securities of the same series for United States Federal income tax purposes.

      The statements in this prospectus concerning the indenture, one or more supplemental indentures, board resolutions or officer’s certificates establishing the debt securities, and the debt securities are merely an outline and do not purport to be complete. We refer you to the indenture and any supplemental indenture, each of which is or will be incorporated by reference into this prospectus for further information.

General

      The debt securities will be issued in fully registered form without coupons unless the applicable prospectus supplement provides for an issuance to be in a form registered as to principal only with or without coupons or in bearer form with or without coupons or any combination thereof. Debt securities may also be issued in temporary or definitive global bearer form. Unless specified otherwise in the prospectus supplement all debt securities will be denominated in U.S. dollars, registered debt securities will be issued in denominations of $1,000 or multiples of $1,000 and bearer debt securities will be issued in denominations of $5,000 or multiples of $5,000.

      The debt securities will be direct, unsecured obligations of CFC. CFC also issues secured senior debt in the form of collateral trust bonds, secured by a pledge of member loans. At May 31, 2003, CFC had $6,302 million collateral trust bonds outstanding.

      If any of the debt securities are offered in a foreign currency or currency unit or if principal of, any premium or any interest on any of the debt securities is payable in any foreign currency or currency unit, the applicable prospectus supplement will describe the restrictions, elections, specific terms and other information relative to those debt securities.

      CFC may issue debt securities in one or more series with the same or various maturities at or above par or with an original issue discount. Original issue discount securities bearing no interest or interest at a rate which at the time of issuance is below market rates will be sold at a discount (which may be substantial) below their stated principal amount. See “United States Taxation—Tax consequences to U.S. Holders— Interest” for a discussion of certain Federal income tax considerations with respect to any original issue discount securities.

      The prospectus supplement relating to the particular series of debt securities being offered will specify the amounts, prices and terms of such securities. These terms may include:

•	the title and the limit on the aggregate principal amount of debt securities to be issued;

•	the percentage of their principal amount at which the debt securities will be sold;

•	the date or dates on which the debt securities will mature;

•	the annual rate or rates (which may be fixed or variable) or the method of determining any rate or rates at which the debt securities will bear interest;

•	the date or dates from which such interest shall accrue and the date or dates at which interest will be payable;

•	the place where payments may be made on the debt securities;

•	any redemption or sinking fund terms;

•	the principal amount of original issue discount debt securities payable upon acceleration;

•	the means of satisfaction and discharge of the indenture with respect to the debt securities;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	the currency, currencies or currency unit or units for which the debt securities may be purchased and the currency, currencies or currency unit or units in which the payment of principal of and any premium and interest on such securities will be made;

•	if either CFC or the holders of debt securities may elect payment in a currency, currencies or currency unit or units other than that in which the debt securities are stated to be payable, then the period or periods within which, and the terms upon which, the election may be made and, if the amount of those payments may be determined with reference to an index based on a currency, currencies or currency unit or units, other than that in which the debt securities are stated to be payable, then the manner in which such amounts shall be determined;

•	whether the debt securities will be issued as registered debt securities, in a form registered as to principal only with or without coupons, or as bearer debt securities including temporary and definitive global form, or any combination thereof and applicable exchange provisions;

•	whether CFC will pay additional amounts to any holder of debt securities who is not a United States person (as defined under “United States Taxation”) in respect of any tax, assessment or governmental charge required to be withheld or deducted and whether CFC will have the option to redeem the applicable debt securities rather than pay additional amounts;

•	the applicability to the series of the indenture defeasance provisions;

•	whether the covenants described below under “Restriction on Indebtedness” will apply to the debt securities; and

•	any other terms of the debt securities not inconsistent with the indenture. (Section 301)

Exchange, Registration and Transfer

      Unless otherwise specified in the applicable prospectus supplement, registered debt securities of any series that are not global debt securities will be exchangeable for other registered debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if debt securities of any series are issuable as both registered debt securities and bearer debt securities, the holder may choose, upon written request and subject to the terms of the indenture, to exchange bearer debt securities and the appropriate related coupons of that series into registered debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Bearer debt securities with attached coupons surrendered in exchange for registered debt securities between a regular record date or a special record date and the relevant date for payment of interest must be surrendered without the coupon relating to the interest payment date. Interest will not be payable in respect of the registered debt security issued in exchange for that bearer debt security. The interest will be payable only to the holder of that coupon when due in accordance with the terms of the indenture. Bearer debt securities will not be issued in exchange for registered debt securities. No service charge will be made for any registration of transfer or exchange of the debt securities, but CFC may require payment of a sum sufficient to cover any applicable tax. (Section 305)

      You may present debt securities for exchange as provided above. In addition, you may present registered debt securities for registration of transfer together with the duly executed form of transfer at the office of the security registrar or at the office of any transfer agent designated by CFC for that purpose with respect to any series of debt securities referred to in an applicable prospectus supplement. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. CFC has appointed U.S. Bank National Association as security registrar. (Section 305) If a prospectus supplement refers to any transfer agents (in addition to the security registrar) initially designated by CFC with respect to any series of debt securities, CFC may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts. However, if debt securities of a series are issuable solely as registered debt securities, CFC will be required to maintain a transfer agent in each place of payment for such series and, if debt securities of a series are issuable as bearer debt securities, CFC will be required to maintain (in addition to the security registrar) a transfer agent in a place of payment for such series. CFC may at any time designate additional transfer agents with respect to any series of debt securities. (Section 1002)

      In the event of any redemption in part, CFC will not be required to:

•	issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on:

•	if debt securities of the series are issuable only as registered debt securities, the day of mailing of the relevant notice of redemption;

•	if debt securities of the series are issuable only as bearer debt securities, the day of the first publication of the relevant notice of redemption; or

•	if debt securities of the series are issuable as registered debt securities and bearer debt securities and there is no publication of the relevant notice of redemption, the day of mailing of the relevant notice of redemption;

•	register the transfer of or exchange any registered debt security, or portion thereof, called for redemption, except the unredeemed portion of any registered debt security being redeemed in part; or

•	exchange any bearer debt security called for redemption, except to exchange such bearer debt security for a registered debt security of that series and like tenor which is simultaneously surrendered for redemption. (Section 305)

Payment and Paying Agents

      Unless otherwise specified in an applicable prospectus supplement, payment of principal and any premium and any interest on registered debt securities will be made at the office of the paying agent or paying agents that CFC may designate at various times. However, CFC may also make interest payments by check mailed to the address, as it appears in the security register, of the person entitled to the payments. (Section 301) Unless otherwise specified in an applicable prospectus supplement, CFC will make payment of any installment of interest on registered debt securities to the person in whose name that registered debt security is registered at the close of business on the regular record date for such interest. (Section 307)

      Unless otherwise specified in an applicable prospectus supplement, the office of U.S. Bank National Association in the Borough of Manhattan, The City of New York will be designated as sole paying agent for payments with respect to debt securities that are issuable solely as registered debt securities and as CFC’s paying agent in the Borough of Manhattan, The City of New York, for payments with respect to debt securities. Any paying agents outside the United States and any other paying agents in the United States initially designated by CFC for the securities will be named in an applicable prospectus supplement. CFC may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, unless otherwise specified in an applicable prospectus supplement, if debt securities of a series are issuable solely as registered debt securities, CFC will be required to maintain a paying agent in each place of payment for such series. If debt securities of a series are issuable as bearer debt securities, CFC will be required to maintain:

•	a paying agent in the Borough of Manhattan, The City of New York, for payments with respect to any registered debt securities of the series and for payments with respect to bearer debt securities of the series in certain circumstances and

•	a paying agent in a place of payment located outside the United States where bearer debt securities of such series and any coupons may be presented and surrendered for payment. (Section 1002)

      All moneys paid by CFC to a paying agent for the payment of principal, premium, or interest on any debt security or coupon that remains unclaimed at the end of two years after becoming due and payable will be repaid to CFC. After that time, the holder of the debt security or coupon will, as an unsecured general creditor, look only to CFC for payment out of those repaid amounts. (Section 1003)

Restriction on Indebtedness

      CFC may not incur any indebtedness ranking senior to the debt securities or make any optional prepayment on any capital term certificate if, as a result, the principal amount of senior indebtedness outstanding, less the principal amount of government or government insured obligations held by CFC, on any future date would exceed 20 times the sum of the members’ equity in CFC at the time of determination plus the principal amount of capital term certificates outstanding at the time of determination or at the given future date. The principal amounts of senior indebtedness and capital term certificates to be outstanding on any future given date will be computed after giving effect to maturities and sinking fund requirements. (Section 1007) Senior indebtedness means all indebtedness of CFC (including all guarantees by CFC of indebtedness of others) except capital term certificates. A “capital term certificate” is defined as a note of CFC substantially in the form of the capital term certificates of CFC outstanding on the date of the indenture and any other indebtedness having substantially similar provisions as to subordination. As of May 31, 2003, CFC had $19.3 billion outstanding of senior indebtedness. Within the restrictions of the indenture, CFC was permitted to have outstanding an additional $36.9 billion of senior indebtedness.

Consolidation, Merger and Sale of Assets

      CFC may not consolidate with or merge into any other corporation or transfer its assets substantially as an entirety to any person unless:

•	the successor is a corporation organized under the laws of any domestic jurisdiction;

•	the successor corporation assumes CFC’s obligations under the indenture and the debt securities issued under the indenture;

•	immediately after giving effect to the transaction, no event of default and no event that, after notice or lapse of time, or both, would become an event of default, has occurred and is continuing; and

•	certain other conditions are met. (Section 801)

Modification of the Indenture

      Any actions that CFC or the trustee may take toward adding to CFC’s covenants, adding additional events of default, establishing the form or terms of debt securities of any series, changing or eliminating any restriction on the manner or place of payment of principal of or interest on bearer debt securities will not require the approval of any holder of debt securities. In addition, CFC or the trustee may cure ambiguities or inconsistencies in the indenture or make other provisions as long as no holders’ interests are materially and adversely affected. (Section 901)

      Under the indenture, CFC’s rights and obligations and the rights of the holders may be modified with the consent of the holders of at least a majority in principal amount of the then outstanding debt securities of all affected series. None of the following modifications, however, is effective against any holders without the consent of the holders of all the affected outstanding debt securities:

•	changing the maturity, installment or interest rate of any of the debt securities;

•	reducing the principal amount, any premium or the interest rate of any of the debt securities;

•	reducing the amount of the principal of original issue discount debt securities payable on any acceleration of maturity;

•	changing the currency, currencies or currency unit or units in which any principal, premium or interest of any of the debt securities is payable;

•	changing any of CFC’s obligations to maintain an office or agency in the places and for the purposes required by the Indenture;

•	impairing any right to take legal action for an overdue payment;

•	reducing the percentage required for modifications to or waivers of compliance with the indenture; or

•	with certain exceptions, modifying the provisions for the waivers of certain covenants and defaults and any of the foregoing provisions. (Section 902)

Waiver of Certain Covenants

      Under the indenture, CFC will not be required to comply with certain restrictive covenants (including that described above under “Restriction on Indebtedness”) if the holders of at least a majority in principal amount of all series of outstanding debt securities affected waive compliance with the restrictive covenants. (Section 1009)

Events of Default, Notice and Waiver

      Each of the following will constitute an event of default under the indenture with respect to the debt securities of any series:

•	failure to pay interest on any debt security for 30 days after the interest becomes due;

•	failure to pay the principal of or any premium on any of the debt securities when due;

•	failure to deposit any sinking fund payment when the payment becomes due;

•	failure to perform or breach of the covenant described above under “Restrictions on Indebtedness” that continues for 60 days after the default becomes known to an officer of CFC;

•	failure to perform or breach of any other covenants or warranties in the Indenture that continues for 60 days after notice from the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series;

•	certain events of bankruptcy, insolvency or reorganization of CFC; and

•	such other events as may be specified for each series. (Section 501)

      The indenture provides that if an event of default has happened and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of such series may declare the principal (or, if the debt securities are original issue discount debt securities, such portion of the principal amount as may be specified by the terms of such debt securities) of all of the outstanding debt securities of that series to be immediately due and payable. (Section 502)

      The indenture provides that the holders of at least a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. The trustee may act in any way that is consistent with these directions and may decline to act if any such direction is contrary to law or to the indenture or would involve the trustee in personal liability. (Section 507)

      The indenture provides that the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all of the outstanding debt securities of the series waive any past default with respect to such series and its consequences, except a default:

•	in the payment of the principal of or any premium or any interest on any of the debt securities of the series or;

•	in respect of a covenant or provision which, under the terms of the indenture, cannot be modified or amended without the consent of the holders of all of the outstanding debt securities of the series affected. (Section 508)

      The indenture contains provisions entitling the trustee, subject to the duty during an event of default in respect of any series of debt securities to act with the required standard of care, to be indemnified by the holders of the debt securities of the relevant series before proceeding to exercise any right or power at the request of those holders. (Sections 601 and 603)

      The indenture provides that the trustee will, within 90 days after the occurrence of a default in respect of any series of debt securities, give to the holders of the debt securities of that series notice of all uncured and unwaived defaults known to it. However, except in the case of a default in the payment of the principal of or any premium or any interest on, or any sinking fund or purchase fund installment with respect to, any of the debt securities of that series, the trustee will be protected in withholding this notice if it in good faith determines that the withholding of such notice is in the interest of those holders. The above notice shall not be given until at least 60 days after the occurrence of an event of default regarding the performance or breach of any covenant or warranty other than for the payment of the principal of or premium or any interest on, or any sinking fund installment with respect to, any of the debt securities of such series. The term default for the purpose of this provision only means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of that series. (Section 602)

      The indenture requires CFC to file annually with the trustee a certificate, executed by two officers of CFC, indicating whether CFC is in default under the indenture. (Section 1008)

Meetings

      The indenture contains provisions for convening meetings of the holders of debt securities of a series if debt securities of that series are issuable as bearer debt securities. (Section 1201) A meeting may be called at any time by the trustee, and also, upon request, by CFC or the holders of at least 10% in principal amount of the outstanding debt securities of such series, upon notice given in accordance with “Notices” below. (Section 1202) Persons entitled to vote a majority in principal amount of the outstanding debt securities of a series shall constitute a quorum at a meeting of holders of debt securities of the series. However, that in the absence of a quorum, a meeting, called by CFC or the trustee shall be adjourned for a period of at least 10 days, and in the absence of a quorum at the adjourned meeting, the meeting shall be further adjourned for a period of at least 10 days, at which further adjourned meeting persons entitled to vote 25% in aggregate principal amount of the outstanding debt securities of that series shall constitute a quorum. Except for any consent which must be given by the holder of each outstanding debt security affected thereby, as described above under “Modification of the Indenture”, and subject to the provisions described in the last sentence under this subheading, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the lesser of:

•	the holders of a majority in principal amount of the outstanding debt securities of that series and

•	66 2/3% in aggregate principal amount of outstanding debt securities of such series represented and voting at the meeting.

      However, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the lesser of:

•	the holders of such specified percentage in principal amount of the outstanding debt securities of that series and

•	a majority in principal amount of outstanding debt securities of such series represented and voting at the meeting.

      Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the Indenture will be binding on all holders of debt securities of that series and the related coupons. With respect to any consent, waiver or other action which the indenture expressly provides may be given by the holders of a specified percentage of outstanding debt securities of all series affected (acting as one class), only the principal amount of outstanding debt securities of any series represented at a meeting or adjourned meeting duly reconvened at which a quorum is present as described above and voting in favor of such action shall be counted for purposes of calculating the aggregate principal amount of outstanding debt securities of all series affected favoring such action. (Section 1204)

Notices

      Except as otherwise provided in the indenture, notices to holders of bearer debt securities will be given by publication at least once in a daily newspaper in The City of New York and London and in such other city or cities as may be specified in the bearer debt securities and will be mailed to the persons whose names and addresses were previously filed with the trustee, within the time prescribed for the giving of such notice. Notices to holders of registered debt securities will be given by mail to the address of those holders as they appear in the security register. (Section 106)

Title

      Title to any bearer debt security (including any bearer debt security in temporary or definitive global bearer form) and any coupons will pass by delivery. CFC, the trustee and any agent of CFC or the trustee may treat the bearer of any bearer debt security and the bearer of any coupon and the registered owner of any registered debt security as the absolute owner thereof (whether or not such debt security or coupon is overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. (Section 308)

Replacement of Debt Securities and Coupons

      CFC will replace any mutilated debt security and any debt security with a mutilated coupon at the expense of the holder upon surrender of such mutilated debt security or debt security with a mutilated coupon to the trustee. CFC will replace debt securities or coupons that become destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of evidence of the destruction, loss or theft thereof satisfactory to CFC and the trustee. In the case of any coupon which becomes destroyed, stolen or lost, that coupon will be replaced upon surrender to the trustee of the debt security with all related coupons not destroyed, stolen or lost by issuance of a new debt security in exchange for the debt security to which such coupon relates. In the case of a destroyed, lost or stolen debt security or coupon an indemnity satisfactory to the trustee and CFC may be required at the expense of the holder of such debt security or coupon before a replacement debt security will be issued. (Section 306)

Satisfaction and Discharge; Defeasance

      At CFC’s request, the indenture will cease to be in effect as to CFC (except for certain obligations to register the transfer or exchange of debt securities and hold moneys for payment in trust) with respect to the debt securities when:

•	all the debt securities have been cancelled by the trustee, or;

•	in the case of debt securities and coupons not delivered to the trustee for cancellation; the debt securities or coupons have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year, and, in each case, CFC has deposited with the trustee, in trust, money, and, in the case of debt securities and coupons denominated in U.S. dollars, U.S. government obligations or, in the case of debt securities and coupons denominated in a foreign currency, foreign government debt securities, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay in the currency, currencies or currency units or units in which the offered debt securities are payable all the principal of, and interest on, the offered debt securities on the dates such payments are due in accordance with the terms of the offered debt securities, or;

•	the debt securities or coupons are deemed paid and discharged in the manner described in the next paragraph. (Section 401)

      Unless the prospectus supplement relating to the offered debt securities provides otherwise, CFC at its option:

•	will be discharged from any and all obligations in respect of the offered debt securities (except for certain obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities and coupons, maintain paying agencies and hold moneys for payment in trust) or;

•	need not comply with certain restrictive covenants of the indenture (including those described above under “Restriction on Indebtedness”), in each case after CFC deposits with the trustee, in trust, money, and, in the case of debt securities and coupons denominated in U.S. dollars, U.S. government obligations or, in the case of debt securities and coupons denominated in a foreign currency, foreign government debt securities, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay in the currency, currencies or currency unit or units in which the offered debt securities are payable all the principal of, and interest on, the offered debt securities on the dates such payments are due in accordance with the terms of the offered debt securities.

      Among the conditions to CFC’s exercising any such option, CFC is required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the offered debt securities to recognize income, gain or loss for United States federal income tax purposes and that the holders will be subject to United States federal income tax in the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. (Section 403)

      At CFC’s request, the trustee will deliver or pay to CFC any U.S. government obligations, foreign government securities or money deposited, for the purposes described in the preceding two paragraphs, with the trustee by CFC and which, in the opinion of a nationally-recognized firm of independent public accountants, are in excess of the amount which would then have been required to be deposited for such purposes. In addition, the trustee, in exchange for, simultaneously, other U.S. government obligations, foreign government securities or money, will deliver or pay to CFC, at CFC’s request, U.S. government obligations, foreign government securities or money deposited with the trustee for the purposes described in the preceding two paragraphs, if, in the opinion of a nationally-recognized firm of independent public accountants, immediately after such exchange, the obligations, securities or money then held by the trustee will be in the amount then required to be deposited with the trustee for such purposes. (Section 403)

Governing Law

      The indenture, the debt securities and the coupons will be governed by, and construed in accordance with, the laws of the State of New York. (Section 113)

The Trustee

      U.S. Bank National Association is the trustee under the indenture.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

      Under U.S. federal tax laws, certain limitations on offers, sales and delivery apply to bearer debt securities. CFC will set forth these limitations, as well as additional information regarding the U.S. federal income tax consequences in respect of a bearer debt security, in any prospectus supplement providing for the issuance of bearer debt securities.

UNITED STATES TAXATION

General

      This section summarizes the material U.S. tax consequences to holders of debt securities. However, the discussion is limited in the following ways:

•	The discussion only covers you if you buy your debt securities in the initial offering of a particular issuance of debt securities.

•	The discussion only covers you if you hold your debt securities as a capital asset (that is, for investment purposes), your “functional currency” is the U.S. dollar and if you do not have a special tax status.

•	The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of debt securities such as your holding debt securities in connection with a hedging, straddle or conversion transaction. We suggest that you consult your tax advisor about the consequences of holding debt securities in your particular situation.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the debt securities.

•	The discussion does not cover state, local or foreign law.

•	The discussion does not cover every type of debt security that we might issue. If we intend to issue a debt security of a type not described in this summary, additional tax information will be provided in the prospectus supplement for the debt security.

•	We have not requested a ruling from the IRS on the tax consequences of owning the debt securities. As a result, the IRS could disagree with portions of this discussion.

      If you are considering buying debt securities, we suggest that you consult your tax advisors about the tax consequences of holding the debt securities in your particular situation.

Tax Consequences to U.S. Holders

      This section applies to you if you are a “U.S. holder”. A “U.S. holder” is:

•	an individual U.S. citizen or resident alien;

•	a corporation or entity taxable as a corporation for U.S. Federal income tax purposes that was created under U.S. law (federal or state);

•	an estate whose worldwide income is subject to U.S. Federal income tax; or

•	a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and if one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has validly elected to be treated as a U.S. person.

      If a partnership holds debt securities, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding debt securities, we suggest that you consult your tax advisor.

     Interest

      The tax treatment of interest paid on the debt securities depends upon whether the interest is “qualified stated interest.” A debt security may have some interest that is qualified stated interest and some that is not.

      “Qualified stated interest” is any interest that meets all the following conditions:

•	It is payable at least once each year.

•	It is payable over the entire term of the debt security.

•	It is payable at a single fixed rate or at a specified variable rate.

•	The debt security has a maturity of more than one year from its issue date.

      If any interest on a debt security is qualified stated interest, then

•	If you are a cash method taxpayer (as are most individual holders), you must report that interest in your income when you receive it.

•	If you are an accrual method taxpayer, you must report that interest in your income as it accrues.

      If any interest on a debt security is not qualified stated interest, it is subject to the rules for original issue discount (“OID”) described below.

     Determining Amount of OID

      Debt securities that have OID are subject to additional tax rules. The amount of OID on a debt security is determined as follows:

•	The amount of OID on a debt security is the “stated redemption price at maturity” of the debt security minus the “issue price” of the debt security. If this amount is zero or negative, there is no OID.

•	The “stated redemption price at maturity” of a debt security is the total amount of all principal and interest payments to be made on the debt security, other than qualified stated interest.

•	The “issue price” of a debt security is the first price at which a substantial amount of the debt securities are sold to the public.

•	Under a special rule, if the OID determined under the general formula is very small, it is disregarded and not treated as OID. This disregarded OID is called “de minimis OID.” If all the interest on a debt security is qualified stated interest, this rule applies if the amount of OID is less than the following items multiplied together: (a) .25% ( 1/4 of 1%), (b) the number of full years from the issue date to the maturity date of the debt security, and (c) the principal amount.

     Accrual of OID Into Income

      If a debt security has OID, the following consequences arise:

•	You must include the total amount of OID as ordinary income over the life of the debt security.

•	You must include OID in income as the OID accrues on the debt securities, even if you are on the cash method of accounting. This means that you are required to report OID income, and in some cases pay tax on that income, before you receive the cash that corresponds to that income.

•	OID accrues on a debt security on a “constant yield” method. This method takes into account the compounding of interest. Under this method, the accrual of OID on a debt security, combined with the inclusion into income of any qualified stated interest on the debt security, will result in you being taxable at approximately a constant percentage of your unrecovered investment in the debt security.

•	The accruals of OID on a debt security will generally be less in the early years and more in the later years.

•	If any of the interest paid on the debt security is not qualified stated interest, that interest is taxed solely as OID. It is not separately taxed when it is paid to you.

•	Your tax basis in the debt security is initially your cost. It increases by any OID (not including qualified stated interest) you report as income. It decreases by any principal payments you receive on the debt security, and by any interest payments you receive that are not qualified stated interest.

     Debt Securities Subject to Additional Tax Rules

      Additional or different tax rules apply to several types of debt securities that we may issue.

      Short-term debt securities: We may issue debt securities with a maturity of one year or less. These are referred to as “short-term debt securities.”

•	No interest on these debt securities is qualified stated interest. Otherwise, the amount of OID is calculated in the same manner as described above.

•	You may make certain elections concerning the method of accrual of OID on short-term debt securities over the life of the debt securities.

•	If you are an accrual method taxpayer, a bank, a debt securities dealer, or in certain other categories, you must include OID in income as it accrues.

•	If you are a cash method taxpayer not subject to the accrual rule described above, you do not include OID in income until you actually receive payments on the debt security. Alternatively, you can elect to include OID in income as it accrues.

•	Two special rules apply if you are a cash method taxpayer and you do not include OID in income as it accrues. First, if you sell the debt security or it is paid at maturity, and you have a taxable gain, then the gain is ordinary income to the extent of the accrued OID on the debt security at the time of the sale that you have not yet taken into income. Second, if you borrow money (or do not repay outstanding debt) to acquire or hold the debt security, then while you hold the debt security you cannot deduct any interest on the borrowing that corresponds to accrued OID on the debt security until you include the OID in your income.

      Floating rate debt securities: Floating rate debt securities are subject to special OID rules.

•	If the interest rate is based on a single fixed formula based on the cost of newly borrowed funds or other objective financial information (which in either case may include a fixed interest rate for the initial period), all the interest will be qualified stated interest. The amount of OID (if any), and the method of accrual of OID, will then be calculated by converting the debt security’s initial floating rate into a fixed rate and by applying the general OID rules described above.

•	If the debt security has more than one formula for interest rates, it is possible that the combination of interest rates might create OID. We suggest that you consult your tax advisor concerning the OID accruals on any floating rate debt security.

      Foreign currency debt securities: A “foreign currency debt security” is a debt security denominated in a currency other than U.S. dollars. Special tax rules apply to these debt securities:

•	If you are a cash method taxpayer, you will be taxed on the U.S. dollar value of any foreign currency you receive as interest. The dollar value will be determined as of the date when you receive the payments.

•	If you are an accrual method taxpayer, you must report interest income as it accrues. You can use the average foreign currency exchange rate during the relevant interest accrual period (or, if that period spans two taxable years, during the portion of the interest accrual period in the relevant taxable year). In this case, you will make an adjustment upon receipt of the foreign currency to reflect actual exchange rates at that time. Certain alternative elections may also be available.

•	Any OID on foreign currency debt securities will be determined in the relevant foreign currency. You must accrue OID in the same manner that an accrual basis holder accrues interest income.

•	Your initial tax basis in a foreign currency debt security is the amount of U.S. dollars you pay for the debt security (or, if you pay in foreign currency, the U.S. dollar value of that foreign currency on the purchase date). Adjustments are made to reflect OID and other items as described above.

•	If you collect foreign currency upon the maturity of the debt security, or if you sell the debt security for foreign currency, your gain or loss will be based on the U.S. dollar value of the foreign currency you receive. For a publicly traded foreign currency debt security, this value is determined for cash basis taxpayers on the settlement date for the sale of the debt security, and for accrual basis taxpayers on the trade date for the sale (although such taxpayers can also elect the settlement date). You will then have a tax basis in the foreign currency equal to the value reported on the sale.

•	Any gain or loss on the sale or retirement of a debt security will be ordinary income or loss to the extent it arises from currency fluctuations between your purchase date and sale date. Any gain or loss on the sale of foreign currency will also be ordinary income or loss.

      Other categories of debt securities: Additional rules may apply to certain other categories of debt securities. The prospectus supplement for these debt securities may describe these rules. In addition, we suggest that you consult your tax advisor in these situations. These categories of debt securities include:

•	debt securities with contingent payments;

•	debt securities that you can put to CFC before their maturity;

•	debt securities that are callable by CFC before their maturity, other than typical calls at a premium;

•	indexed debt securities with an index tied to currencies; and

•	Debt securities that are extendable at your option or at the option of CFC.

     Premium and Discount

      Additional special rules apply in the following situations involving discount or premium:

•	If you buy a debt security in the initial offering for more than its stated redemption price at maturity, the excess amount you pay will be “bond premium.” You can use bond premium to reduce your taxable interest income over the life of your debt security.

•	Similarly, if a debt security has OID and you buy it in the initial offering for more than the issue price, the excess (up to the total amount of OID) is called “acquisition premium.” The amount of OID you are required to include in income will be reduced by this amount over the life of the debt security.

•	If you buy a debt security in the initial offering for less than the initial offering price to the public, special rules concerning “market discount” may apply.

      Appropriate adjustments to tax basis are made in these situations. We suggest that you consult your tax advisor if you are in one of these situations.

     Accrual Election

      You can elect to be taxed on the income from the debt security in a different manner than described above. Under the election:

•	No interest is qualified stated interest.

•	You include amounts in income as it economically accrues to you. The accrual of income is in accordance with the constant yield method, based on the compounding of interest. The accrual of income takes into account stated interest, OID (including de minimis OID), market discount, and premium.

•	Your tax basis is increased by all accruals of income and decreased by all payments you receive on the debt security.

     Sale or Retirement of Debt Securities

      On your sale or retirement of your debt security:

•	You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the debt security. Your tax basis in the debt security is your cost, subject to certain adjustments.

•	Your gain or loss will generally be capital gain or loss, and will be long term capital gain or loss if you held the debt security for more than one year. For an individual, the maximum tax rate on long term capital gains is 15% for gains realized prior to January 1, 2009 and 20% for gains realized thereafter.

•	If (a) you purchased the debt security with de minimis OID, (b) you did not make the election to accrue all OID into income, and (c) you receive the principal amount of the debt security upon the sale or retirement, then you will generally have capital gain equal to the amount of the de minimis OID.

•	If you sell the debt security between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the debt security but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

•	All or part of your gain may be ordinary income rather than capital gain in certain cases. These cases include sales of short-term debt securities, debt securities with market discount, debt securities with contingent payments, or foreign currency debt securities.

     Information Reporting and Backup Withholding

      Under the tax rules concerning information reporting to the IRS:

•	Assuming you hold your debt securities through a broker or other securities intermediary, the intermediary must provide information to the IRS concerning interest, OID and retirement or sale proceeds on your debt securities, unless an exemption applies.

•	Similarly, unless an exemption applies, you must provide the intermediary with your taxpayer identification number for its use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

•	If you are subject to these requirements but do not comply, the intermediary must withhold 28% of all amounts payable to you this year on the debt securities (including principal payments). The backup withholding rate that would apply to such amounts payable to you in the future is 28% through 2010 and 31% thereafter. If the intermediary withholds, you may claim the withheld amount as a credit against your federal income tax liability.

•	All individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Tax Consequences to Non-U.S. Holders

      This section applies to you if you are a “Non-U.S. holder.” A “Non-U.S. holder” is a holder of debt securities that is not a U.S. holder.

     Withholding Taxes

      Generally, payments of principal and interest (including OID) on the debt securities will not be subject to U.S. withholding taxes.

      However, for the exemption from withholding taxes to apply to you, you must meet one of the following requirements.

•	You provide a completed Form W-8BEN (or substitute form) to the bank, broker or other intermediary through which you hold your debt securities. The Form W-8BEN contains your name, address and a statement that you are the beneficial owner of the debt securities and that you are a Non-U.S. holder.

•	You hold your debt securities directly through a “qualified intermediary”, and the qualified intermediary has sufficient information in its files indicating that you are not a U.S. holder. A qualified intermediary is a bank, broker or other intermediary that (1) is either a U.S. or non-U.S. entity, (2) is acting out of a non-U.S. branch or office and (3) has signed an agreement with the IRS providing that it will administer all or part of the U.S. tax withholding rules under specified procedures.

•	You are entitled to an exemption from withholding tax on interest under a tax treaty between the U.S. and your country of residence. To claim this exemption, you must generally complete Form W-8BEN and claim this exemption on the form. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

•	The interest income on the debt securities is effectively connected with the conduct of your trade or business in the U.S., and is not exempt from U.S. tax under a tax treaty. To claim this exemption, you must complete Form W-8ECI.

      Even if you meet one of the above requirements, interest paid to you will be subject to withholding tax under any of the following circumstances:

•	The withholding agent or an intermediary knows or has reason to know that you are not entitled to an exemption from withholding tax. Specific rules apply for this test.

•	The IRS notifies the withholding agent that information that you or an intermediary provided concerning your status is false.

•	An intermediary through which you hold the debt securities fails to comply with the procedures necessary to avoid withholding taxes on the debt securities. In particular, an intermediary is generally required to forward a copy of your Form W-8BEN (or other documentary information concerning your status) to the withholding agent for the debt securities. However, if you hold your debt securities through a qualified intermediary— or if there is a qualified intermediary in the chain of title between you and the withholding agent for the debt securities— the qualified intermediary will not generally forward this information to the withholding agent.

•	The amount of interest payable on a debt security is based on the earnings of CFC or certain other contingencies. If this exception applies, additional information will be provided in the prospectus supplement.

      Interest payments made to you will generally be reported to the IRS and to you on Form 1042-S. However, this reporting does not apply to you if one of the following conditions applies:

•	You hold your debt securities directly through a qualified intermediary and the applicable procedures are complied with.

•	You file Form W-8ECI.

•	The debt securities have an original maturity of 183 days or less from their issue date.

      The rules regarding withholding are complex and vary depending on your individual situation. They are also subject to change. In addition, special rules apply to certain types of non-U.S. holders of debt securities, including partnerships, trusts, and other entities treated as pass-through entities for U.S. federal income tax purposes. We suggest that you consult with your tax advisor regarding the specific methods for satisfying these requirements.

     Sale or Retirement of Debt Securities

      If you sell a debt security or it is redeemed, you will not be subject to Federal income tax on any gain unless one of the following applies:

•	The gain is connected with a trade or business that you conduct in the U.S.

•	You are an individual, you were present in the U.S. for at least 183 days during the year in which you disposed of the debt security, and certain other conditions are satisfied.

•	The gain represents accrued interest or OID, in which case the rules for interest would apply.

     U.S. Trade or Business

      If you hold your debt security in connection with a trade or business that you are conducting in the U.S.:

•	Any interest on the debt security, and any gain from disposing of the debt security, generally will be subject to U.S. Federal income tax as if you were a U.S. holder.

•	If you are a corporation, you may be subject to the “branch profits tax” on your earnings that are connected with your U.S. trade or business, including earnings from the debt security. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

     Information Reporting and Backup Withholding

      U.S. rules concerning information reporting and backup withholding are described above. These rules apply to Non-U.S. holders as follows:

•	Principal and interest payments you receive will be automatically exempt from the usual rules if you are a Non-U.S. holder exempt from withholding tax on interest, as described above. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that you should be subject to the usual information reporting or backup withholding rules. In addition, as described above, interest payments made to you may be reported to the IRS on Form 1042-S.

•	Sale proceeds you receive on a sale of your debt securities through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. We suggest that you consult your tax advisor concerning information reporting and backup withholding on a sale.

CERTAIN EUROPEAN UNION TAX MATTERS

      The Council of the European Union approved, on June 3, 2003, Council Directive 2003/48/EC regarding the taxation of saving income. Under this directive, if a paying agent for interest on a debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state will be required to provide information (including the identity of the recipient) to authorities of the latter member state. “Paying agent” is defined broadly for this purpose and generally includes any agent of either the payor or payee. This requirement is subject to the right of Belgium, Luxembourg and Austria to opt instead to withhold tax on the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years).

      Each member state is required to adopt and publish the laws, regulations and administrative provisions necessary to comply with the directive before January 1, 2004. These provisions will be effective on January 1, 2005, but only if, at least six months before that date, the Council determines by unanimous vote that certain nonmember states have agreed to take similar actions effective on the same date. If the Council does not so determine, the effective date will be delayed. No assurance can be given as to whether, or on what date, the directive or any similar provision might become effective.

PLAN OF DISTRIBUTION

      CFC may sell the debt securities being offered hereby:

•	directly to purchasers,

•	through agents or

•	through underwriters or dealers which may include ABN AMRO Incorporated, Banc of America Securities LLC, Banc One Capital Markets, Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Scotia Capital (USA) Inc., and UBS Securities LLC.

      Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a reasonable best-efforts basis for the period of its appointment.

      If underwriters are utilized in the sale, CFC will enter into an underwriting agreement with those underwriters and the names of the underwriters and the terms of the transaction will be set forth in the supplement, which will be used by the underwriters to make resales of the debt securities or warrants in respect of which this prospectus is delivered to the public.

      If a dealer is utilized in the sale of any of the debt securities, CFC will sell those debt securities to the dealer, as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale.

      The agents and underwriters may be deemed to be underwriters and any discounts, commissions or concessions received by them from CFC or any profit on the resale of offered debt securities or warrants by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any such person who may be deemed to be an underwriter and any such compensation received from CFC will be described in the prospectus supplement.

      Under agreements entered into with CFC, agents and underwriters who participate in the distribution of offered debt securities may be entitled to indemnification by CFC against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make.

      If indicated in the prospectus supplement, CFC will authorize agents and underwriters to solicit offers by certain institutions to purchase offered debt securities from CFC at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and unless CFC otherwise agrees the aggregate principal amount of offered debt securities sold pursuant to contracts will be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to CFC’s approval. Contracts will not be subject to any conditions except that the purchase by an institution of the offered debt securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the prospectus supplement will be granted to agents and underwriters soliciting purchases of offered debt securities pursuant to a contract accepted by CFC. Agents and underwriters will have no responsibility in respect of the delivery or performance of contracts.

      The place and time of delivery for the offered debt securities in respect of which this prospectus is delivered are set forth in the supplement.

      Each underwriter, dealer and agent participating in the distribution of any offered debt securities which are issuable in bearer form will agree that it will not offer, sell or deliver, directly or indirectly, offered debt securities in bearer form in the United States or its possessions or to United States persons (other than qualifying financial institutions) in connection with the original issuance of the offered debt securities. See “Limitations on Issuance of Bearer Securities”.

      All offered debt securities will be a new issue of debt securities with no established trading market. Any underwriters to whom offered debt securities are sold by CFC for public offering and sale may make a market in such offered debt securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any offered debt securities.

      Certain of the underwriters or agents and their associates may engage in transactions with and perform services for CFC in the ordinary course of business.

      In connection with offerings made hereby, the underwriters or agents may purchase and sell the debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters or agents in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the debt securities, and short positions created by the underwriters or agents involve the sale by the underwriters or agents of a greater aggregate principal amount of debt securities than they are required to purchase from CFC. The underwriters or agents also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the debt securities sold in an offering may be reclaimed by the underwriters or agents if such debt securities are repurchased in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

LEGAL OPINIONS

      The validity of the debt securities offered hereby and certain United States Federal income tax matters will be passed upon for CFC by Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York. The agents or underwriters, if any, will be represented by Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

EXPERTS

      The combined financial statements of CFC appearing in CFC’s 2003 Annual Report on Form 10-K at May 31, 2003 and 2002, and for the years then ended have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The combined financial statements for the fiscal year ended May 31, 2001 incorporated by reference in this prospectus and registration statement were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

      On April 16, 2002, CFC engaged Ernst & Young LLP to perform the May 31, 2002 year end audit, replacing former auditor Arthur Andersen LLP.

      On June 15, 2002, Arthur Andersen LLP was convicted of federal obstruction of justice arising from the government’s investigation of its role as auditors for Enron Corporation. Arthur Andersen LLP personnel who were involved with the Enron Corporation account had no involvement with the audit of CFC’s financial statements for the fiscal year ended May 31, 2001. The audit partner and manager primarily responsible for CFC’s audited financial statements for the fiscal year ended May 31, 2001, as well as other personnel of Arthur Andersen LLP’s Vienna, Virginia office, have left Arthur Andersen LLP. As a result, Arthur Andersen LLP is no longer in a position to consent to the inclusion or incorporation by reference in any prospectus of its report on such financial statements, and CFC has dispensed with the requirement to file the consent in reliance upon Rule 437a under the Securities Act of 1933.

      Due to the lack of Arthur Andersen LLP’s written consent to the incorporation by reference of its reports in this prospectus, Arthur Andersen LLP may not have any liability under Section 11 of the Securities Act of 1933 for false and misleading statements or omissions contained in this prospectus, including the financial statements. Any other claims against Arthur Andersen LLP related to any such false and misleading statements or omissions will be limited.

National Rural Utilities
Cooperative Finance Corporation

$500,000,000

CFC InterNotes®

Prospectus Supplement
November 9, 2004